Exhibit 99.2

Corporate Profile
STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster.
Our customers are some of the largest semiconductor companies in the world. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications, including communications, consumer and computing.
With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, Thailand and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Thailand, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation, in Hsin-Chu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production.
STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this Annual Report 2008 (the “Annual Report”).
Forward Looking Statements
Certain of the statements in this Annual Report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. These include statements regarding the timing and extent of our restructuring plan and the restructuring charge to be incurred in connection therewith, our intention to terminate the registration of our ordinary shares and reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the continued trading and listing of our ordinary shares on the SGX-ST, our financial condition and results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies and synergies, budget, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans or objectives of management, outcome of litigation, industry growth, the impact of regulatory initiatives, markets for our securities and other statements on underlying assumptions, other than statements of historical fact, including but not limited to those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions.
Factors that could cause actual results to differ include, but are not limited to, extent of deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.

Letter to Shareholders

Dear Shareholders,

The unprecedented financial crisis that came to light during the latter part of 2008 has triggered a global economic meltdown that has seriously impacted the semiconductor industry and left it facing perhaps the most challenging and difficult operating environment in its history. Consumer demand for electronic products, which has been a major factor driving semiconductor growth for the past decade, has declined dramatically. Consequently, the manufacturers of these electronic products drastically reduced orders on companies in their supply chain creating a very challenging business environment for the semiconductor industry.

Under these conditions, STATS ChipPAC achieved revenue of $1,658.2 million and net income of $25.7 million. Financially, our Company is sound with a strong balance sheet and liquidity position. At year end, we had $352.8 million of cash, cash equivalent and marketable securities with debt of $473.5 million. This compared to $258.0 million and $664.6 million respectively in 2007. In each of the last three years, our Company has generated more operating cash than has been required to fund capital expenditure and provide adequate working capital.

In the face of the unprecedented global economic downturn, we took decisive actions early to better align our cost structure to the weaker business outlook. We reduced our capital expenditure, overhead, material costs and restructured our global workforce. Also, in December 2008, we announced our plans to restructure and reduce our global workforce by approximately 1,600 employees, representing approximately 12% of our total worldwide headcount. This action was completed in the first quarter of 2009.

While it was imperative that we resized our cost base to better align with the weaker business outlook, we have continued to look beyond the current downturn and make the right investments in capabilities and technologies that will enable us to build the foundation needed for future growth and profitability. Our announcement on August 7, 2008 of the agreement with STMicroelectronics N.V. and Infineon Technologies AG to jointly develop the next generation of embedded wafer-level Ball Grid Array technology is an example of our continuing commitment to invest in next generation technologies that we believe will cement our leadership in advanced packaging technologies. In addition, we continued to upgrade our capabilities in flip chip and invested in additional wafer bumping capacity and wafer level packaging capabilities in 2008.

Our improvements in operational execution and leadership in advanced packaging technologies have been recognized by the industry. This year, we received Intel Corporation's prestigious Supplier Continuous Quality Improvement (SCQI) award recognizing world-class, outstanding performance and continuous improvement accomplishments in 2008. This is the second time we have achieved the SCQI award, the highest honor Intel bestows on its suppliers, and our third consecutive quality award since adopting Intel's Quality Operating System Plus (QOS+) in 2006. In 2008, for the second consecutive year, we also won the 2008 Advanced Packaging Award in the 3D Packaging Technology category for our Flip Chip Package-In-Package solution.

We expect 2009 to be among the most challenging operating environment our Company and our industry have ever faced. A recent forecast published by a recognized industry research analyst projects a contraction in the semiconductor industry of approximately 24% in 2009. We expect the outsourced semiconductor assembly and test industry to decline at a faster rate than the semiconductor industry as a whole.

In every crisis, there are also opportunities. While we have no control over the global economy and its consequential impact on the semiconductor industry, it is important that while we take aggressive steps to meet the short term challenges, we do not lose sight of the long term opportunities and stay focus on making the right investments in technology, capabilities and people to position us for future success. We have a good business model, competitive scale and operational capabilities, strong technology offerings, diversified customer and end market exposure, financial and cost discipline. Above all, we have many dedicated and quality people throughout our Company. We have much to look forward to.

On behalf of the Board of Directors and the management team, we would like to thank our shareholders, customers and business associates for your support and confidence in STATS ChipPAC. We would also like to recognize and thank our dedicated employees for their perseverance, hard work, innovation and support, as well as the guidance of our Directors.

Charles R. Wofford
CHAIRMAN

Tan Lay Koon
DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Financial Highlights

Revenue (in US$ million)

2008	1,658
2007	1,652
2006	1,617

Net Income (in US$ million)

2008	26
2007	94
2006	77

Gross Margin

2008	16.5%
2007	19.5%
2006	20.2%

Operating Expenses/Revenue

2008	11.9%
2007	9.8%
2006	10.6%

Capital Expenditure/Revenue

2008	14.4%
2007	16.3%
2006	21.6%

Annual Report to Shareholders
for the Year 2008*
Contents
Management Discussion and Analysis
Management’s Annual Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Financial Statements
Supplementary Information

*	This Annual Report has been prepared by STATS ChipPAC Ltd. (“STATS ChipPAC”) for the purpose of complying with the laws of Singapore. The financial information in this Annual Report is derived (unless otherwise indicated) from the consolidated financial statements of STATS ChipPAC which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and included in this Annual Report. The Company’s complete Year 2008 annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission (“SEC”) on March 9, 2009, is available on STATS ChipPAC’s website at www.statschippac.com.

All amounts are expressed in United States dollars unless otherwise indicated.

Management Discussion and Analysis
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2008 ended on March 30, June 29 and September 28, respectively, and our fourth quarter and fiscal year 2008 ended on December 28. Our first three quarters of 2007 ended on April 1, July 1 and September 30, respectively, and our fourth quarter and fiscal year 2007 ended on December 30. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.
     In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of ST Assembly Test Services Ltd. The merger was accounted for using the purchase method. Under the purchase method of accounting, the cost of approximately $1.1 billion to acquire ChipPAC, including transaction costs, was allocated to ChipPAC’s net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. We have included the financial results of ChipPAC in our financial results since August 5, 2004.
     We voluntarily delisted from Nasdaq with effect from December 31, 2007 and terminated our ADR program with effect from April 30, 2008. We intend to seek to terminate the registration of our ordinary shares and our reporting obligations under the Exchange Act if and when we become eligible to do so.
Global Market Conditions
     The United States and other countries have been experiencing deteriorating economic conditions, including unprecedented financial market disruption. If these trends in global economic conditions continues or deteriorates further, it may result in decreases in demand for our services. The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. There can be no assurance that the continuing or deteriorating trends in global economic conditions will not adversely impact our results of operations, cash flow, financial position and or/prospects.
     Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain short-term financing for our operations.
Proposed Capital Reduction and Cash Distribution
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.

     Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt (including the redemption or repurchase of our senior notes that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, we announced that we will not be proceeding with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we have not been able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
Temasek’s Subsidiary, STSPL’s, Tender Offer
     In March 2007, Singapore Technologies Semiconductors Pte Ltd (STSPL), a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash tender offer for our ordinary shares and ADSs that STSPL did not already own. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). The tender offer also included an offer by STSPL for our outstanding $115.0 million aggregate principal amount of our zero coupon convertible notes and $150.0 million aggregate principal amount of our 2.5% convertible notes. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans.
     In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon conversion of the $134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL) and $134.5 million aggregate principal amount of our 2.5% convertible notes. The balance $15.5 million outstanding principal amount of our 2.5% convertible notes were converted into ADSs in May 2007.
     As of January 31, 2009, Temasek through STSPL, beneficially owned 1,845.7 million ordinary shares, representing approximately 83.8% of our Company’s ordinary shares following STSPL’s conversion of its entire $134.5 million of our 2.5% convertible notes into 145.1 million ordinary shares on May 22, 2008.
     In 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer.
     Changes in share ownership by shareholder may result in a limitation on the amount of the net operating losses and unutilized capital allowances that are available as carryforwards for use by us. We reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to our ability to carryforward certain Singapore tax losses and capital allowances for offset against our future taxable profits in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions. Concurrently, approximately $311.6 million of such tax losses and capital allowance carry forwards continued to be made available to our Company’s operations in Singapore.

Results of Operations and Selected Data

	Year Ended
	December 31, 2006		December 30, 2007		December 28, 2008
	(In millions, except for ratio)
		% of net		% of net		% of net
		revenues		revenues		revenues
Net revenues	$1,616.9	100.0	$1,651.6	100.0	$1,658.2	100.0
Cost of revenues	(1,290.8)	(79.8)	(1,330.3)	(80.5)	(1,383.8)	(83.5)

Gross profit	326.1	20.2	321.3	19.5	274.4	16.5

Operating expenses:
Selling, general and administrative	139.5	8.6	112.6	6.8	118.3	7.1
Research and development	30.4	1.9	34.9	2.1	37.8	2.3
Restructuring charges	1.9	0.1	1.0	0.1	19.8	1.2
Equipment impairment	—	—	—	—	21.1	1.2
Accelerated share-based compensation	—	—	—	—	1.6	0.1
Tender offer expenses	—	—	10.9	0.7	—	—
Held for sale asset impairment	—	—	1.7	0.1	—	—

Total operating expenses	171.8	10.6	161.1	9.8	198.6	11.9

Operating income	154.3	9.6	160.2	9.7	75.8	4.6
Total other income (expense), net	(41.7)	(2.6)	(31.1)	(1.9)	(26.5)	(1.6)

Income (loss) before income taxes	112.6	7.0	129.1	7.8	49.3	3.0
Income tax expense	(25.8)	(1.6)	(29.6)	(1.8)	(19.2)	(1.1)

Income (loss) before minority interest	86.8	5.4	99.5	6.0	30.1	1.9
Minority interest	(10.0)	(0.6)	(5.8)	(0.3)	(4.4)	(0.3)

Net income (loss)	$76.8	4.8	$93.7	5.7	$25.7	1.6

Year Ended December 28, 2008 Compared to Year Ended December 30, 2007
Net Revenues
     We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were $1,658.2 million in 2008, an increase of 0.4% compared to $1,651.6 million in 2007. The net revenues increase in 2008 was primarily due to increased packaging revenue from contribution from our factory in Pathumthani, Thailand, which we acquired in October 2007.
     Our packaging revenues in 2008 increased 0.2% to $1,236.0 million, compared to 2007. Unit volumes of our total packaging in 2008 were 1.0% lower compared to 2007 and resulted in $12.5 million decrease in packaging revenues. Average selling prices per pin for packaging services in 2008 increased 1.2%, compared to 2007 due to favorable changes in product mix and contributed to an increase of $15.0 million in revenue. Revenues from test and other services in 2008 increased 1.0% to $422.2 million, compared to 2007.
     In 2008, revenue contribution from the communications market decreased 0.7% over 2007 to $858.5 million and represented 51.8% of our revenues in 2008, compared to 52.5% of our net revenues in 2007. Revenue contribution from consumer, multi-applications and other markets in 2008 decreased 0.4% to $524.3 million and represented 31.6% of our net revenues in 2008 compared to 32% of our net revenues in 2007. Revenue contribution from the PC market in 2008 increased 1.1% to $275.4 million and represented 16.6% of our net revenues in 2008 compared to 15.5% of our net revenues in 2007. We expect to continue to depend on the communications, consumer and multi-applications, and PC markets for substantially all of our net revenues.
Gross Profit
     Gross profit in 2008 was $274.4 million, a decrease of $46.9 million compared to $321.3 million in 2007. Gross profit as a percentage of net revenues was 16.5% in 2008, compared to 19.5% in 2007. In 2008, gross margin decreased primarily due to lower equipment utilization and higher material cost. Overall equipment utilization was approximately 64% in 2008 compared to approximately 75% in 2007. Gross profit in 2008 included share-based compensation expense under SFAS 123(R) of $0.9 million in 2008 compared to $4.8 million in 2007, which reduced the gross margin by 0.1% in 2008. Our cost of revenues consist principally of fixed costs such as depreciation expenses, facility rental, utilities and facility operating costs and variable costs such as materials, payroll and operating supplies. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar, particularly in the nine months ended September 28, 2008.
Selling, General and Administrative
     Selling, general and administrative expenses were $118.3 million in 2008, an increase of 5.1% compared to $112.6 million in 2007. As a percentage of net revenues, selling, general and administrative expenses was 7.1% in 2008 compared to 6.8% in 2007. The increase in selling, general and administrative expenses in 2008 was primarily due to our acquisition of our factory in Pathumthani, Thailand in October 2007 and the Asian currencies appreciation against the U.S. dollar, particularly in the nine months ended September 28, 2008, partially offset by lower share-based compensation expense. In 2008, share-based compensation expense under SFAS 123(R) was $0.9 million, compared to $3.1 million in 2007.
Research and Development
     Research and development expenses were $37.8 million in 2008, an increase of $2.9 million, compared to $34.9 million in 2007. Research and development expenses increased primarily due to the establishment of a facility for the research and development of advanced wafer integration technology in May 2007. As a percentage of net revenues, research and development expenses were 2.3% in 2008, compared to 2.1% in 2007.
Equipment Impairment
     In 2008, we recorded an impairment charge of $21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment. The $21.1 million equipment impairment was taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment.
     We did not recorded any impairment charge in 2007 from our ongoing assessment of property, plant and equipment in connection with demand and anticipated future usage.
Restructuring Expenses
     We recorded restructuring expenses of $19.8 million in 2008, compared to $1.0 million in 2007. The restructuring expenses in 2008 consisted of severance and related charges of $6.0 million in connection with our reduction of our workforce by 335 employees in the nine months ended September 28, 2008 and a further severance and related charges of $13.8 million in connection with our restructuring plan involving the reduction of approximately 1,600 employees, representing approximately 12% of our global workforce, which we announced in December 2008. We implemented the restructuring plan to aggressively reduce our operating costs in response to the severe operating environment. The workforce reduction is expected to be completed in the first quarter of 2009.
     In 2007, certain restructuring plans were executed to reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 143 employees, related to the restructuring. Severance and related charges of $1.0 million were incurred and expensed in 2007.
Accelerated Share-based Compensation
     The STATS ChipPAC Ltd. Performance Share Plan was terminated in 2008. As a result, we recorded $1.6 million of accelerated share-based compensation expense in 2008. No accelerated share-based compensation expense was incurred in 2007.
Tender Offer Expenses
     In 2007, we incurred $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer from STSPL, a wholly-owned subsidiary of Temasek. No tender offer expenses were incurred in 2008.
Held for Sale Asset Impairment
     In 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test assets related to our discrete power business. No held for sale asset impairment was made in 2008.

Net Interest Income (Expense)
     Net interest expense was $30.3 million in 2008, compared to $33.2 million in 2007. Interest income was $5.7 million in 2008, compared to $7.3 million in 2007. The decrease in interest income in 2008 was primarily due to lower interest rates, partially offset by higher cash balances in 2008 compared to 2007.
     Interest expense was $36.0 million in 2008, compared to $40.5 million in 2007. The decrease in interest expense was primarily due to our redemption of $115.0 million aggregate principal amount of our zero coupon notes from November 2007 through June 2008, the conversion of $134.5 million aggregate principal amount of our 2.5% convertible notes into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL, and decreases in short-term and long-term debts in Thailand, Taiwan and South Korea, in the aggregate of $191.1 million. Total outstanding interest-bearing debt was $473.5 million and $664.6 million as of December 28, 2008 and December 30, 2007, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $5.2 million in 2008, compared to $2.5 million in 2007. These cash and non-cash gains were due primarily to the fluctuations in 2008 compared to the same periods in 2007 between the exchange rates of the U.S. Dollar and the Singapore dollar, the South Korean Won, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
     Net other non-operating income was $0.03 million in 2008 compared to net other non-operating expense of $0.4 million in 2007.
Income Tax Expense
     We record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax asset would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination is made. In 2008, we increased valuation allowance on our deferred tax assets by $25.4 million. Our consolidated income tax expense was $19.2 million in 2008, compared to $29.6 million in 2007 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
Year Ended December 30, 2007 Compared to Year Ended December 31, 2006
Net Revenues
     We derive revenues primarily from test and packaging of laminate and leaded packages. Net revenues were $1,651.6 million in 2007, an increase of 2.1% compared to $1,616.9 million in 2006. The increase was primarily due to the contribution from our factory in Pathumthani, Thailand, acquired in October 2007. This was partially offset by weak demand from certain large customers.
     Our packaging revenue in 2007 increased 3.3% to $1,233.6 million compared to 2006. Unit volumes of our total packaging in 2007 were 1.4% higher compared to 2006 and resulted in an increase of $16.8 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in 2007 increased 1.9% compared to 2006, primarily due to changes in product mix, and contributed to an increase of $22.5 million in revenue. Revenue from test and other services in 2007 decreased 1.1% to $418.0 million compared to 2006.
     In 2007, revenue contribution from the communications market decreased 4.2% over 2006 to $867.2 million and represented 52.5% of our revenues compared to 56.7% of our revenues in 2006. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets increased 7.3% over 2006 to $528.5 million and represented 32.0% of our revenues in 2007 compared to 24.7% of our revenues in 2006. Revenue contribution from the PCs market decreased 3.2% over 2006 to $255.8 million and represented 15.5% of our revenues in 2007 compared to 18.7% of our revenues in

2006. We expect to continue to depend on the communications, consumer and multi-applications, and the PCs market for substantially all of our net revenues.
Gross Profit
     Gross profit in 2007 was $321.3 million, a decrease of $4.9 million compared to $326.2 million in 2006. Gross profit as a percentage of net revenues was 19.5% in 2007, compared to 20.2% in 2006. Gross profit in 2007 included $4.8 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R), which reduced gross margin by 0.3% in 2007. Overall equipment utilization was approximately 75% in both 2007 and 2006. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi, Thai Baht and Malaysian Ringgit against the U.S. dollar in 2007 when compared to 2006.
Selling, General and Administrative
     Selling, general and administrative expenses were $112.6 million in 2007, a decrease of 19.3% compared to $139.5 million in 2006. As a percentage of net revenues, selling, general and administrative expenses were 6.8% in 2007 compared to 8.6% in 2006. The decrease in selling, general and administrative expenses in 2007 was primarily due to certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized, lower Sarbanes-Oxley Act compliance related expenses and lower share-based compensation expense partially offset by higher payroll expense resulting from an increased number of employees and increased cost of general business support. In 2007, share-based compensation expense was $3.1 million under SFAS 123(R) compared to $6.1 million in 2006.
Research and Development
     Research and development expenses were $34.9 million in 2007 compared to $30.4 million in 2006, an increase of $4.5 million. Research and development expenses increased primarily due to an increase in headcount and the establishment of a new facility for the research and development of advanced wafer integration technology. As a percentage of net revenues, research and development expenses were 2.1% in 2007 compared to 1.9% in 2006.
Held for Sale Asset Impairment
     In 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test equipment related to our discrete power packaging business. We did not record any held for sale asset impairment charge in 2006.
Restructuring Charges
     In 2007 and 2006, certain restructuring plans were executed to reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 143 and 556 employees, respectively, related to the restructuring. Severance and related charges of $1.0 million and $1.9 million were incurred and expensed in 2007 and 2006, respectively.
Tender Offer Expenses
     In 2007, we incurred $10.9 million in expense in connection with the tender offer by STSPL which consisted of investment banking, legal, accounting, insurance, printing and other costs.
Net Interest Income (Expense)
     Net interest expense was $33.2 million in 2007 compared to $40.4 million in 2006. Interest income was $7.3 million in 2007 compared to $5.4 million in 2006. The increase in interest income in 2007 was primarily due to an increase in cash equivalents and marketable securities held by us compared to 2006.
     Interest expense was $40.5 million in 2007 compared to $45.8 million in 2006. The decrease in interest expense was primarily due to the decrease in outstanding indebtedness as a result of our repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 in October 2006, the redemption of our remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007, the redemption of $96.4 million aggregate principal amount of our zero coupon convertible notes and a decrease in long-term debts in Taiwan, partially offset by an increase in long-term debts in South Korea. Total outstanding interest-bearing debt was $664.6 million and $762.9 million as of December 30, 2007 and December 31, 2006, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $2.5 million in 2007 compared to a net foreign currency exchange loss of $1.6 million in 2006. The non-cash gain in 2007 and loss in 2006 were due primarily to the fluctuations of the exchange rate between the U.S. dollar and the Singapore dollar, South Korean Won, Chinese Renminbi and, in the case of 2007, Thai Baht.
Other Non-Operating Income (Expense)
     Net other non-operating expense was $0.4 million in 2007 compared to net other non-operating income of $0.1 million in 2006.
Income Tax Expense
     We record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our consolidated income tax expense was $29.6 million in 2007 compared to $25.8 million in 2006 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As of December 28, 2008, we had cash, cash equivalents and marketable securities of $352.8 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $263.2 million, of which $88.6 million was utilized as of December 28, 2008. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. We spent $239.0 million on capital expenditures in 2008, compared to $268.8 million in 2007. Our capital expenditure in 2008 was lower than 2007 due to the impact of the deterioration in the global economic condition to our business outlook.
     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents.
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million payable over the next four years commencing October 2, 2008. We funded $50.0 million of the purchase price with our working capital, including our cash and cash equivalents, and issued a promissory note bearing interest of 6.0% per annum for the balance $46.8 million purchase price, after taking into account a contractual net-off of $3.2 million of receivables from LSI. The first annual installment of $20.0 million was paid to LSI on October 2, 2008.
     In November 2007, we paid a total of $114.1 million (including accrued yield-to-maturity interest up to November 7, 2007) to redeem $96.4 million aggregate principal amount of our zero coupon convertible notes. We financed the redemption with cash and short-term borrowings. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal of our zero coupon convertible notes for $14.7 million (including accrued yield-to-maturity interest) and $2.9 million (including accrued yield-to-maturity interest), respectively. We financed the repurchases with our cash and cash equivalents. In June 2008, we redeemed the remaining $3.7 million principal amount, representing 3.2% of the original principal amount of our zero coupon convertible notes. We paid an aggregate consideration of $4.5 million (including accrued yield-to-maturity interest) and financed the redemption with cash in hand.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of the outstanding $134.5 million principal amount of our 2.5% convertible notes into 145.1 million of our ordinary shares.
     In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
     Among other conditions, the proposed capital reduction was subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
     In February 2009, we announced that we will not be proceeding with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, we has not been able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
     At the annual general meeting in April 2008, our shareholders approved the amendments to, and renewal of, our share purchase mandate, authorizing the repurchase of up to 2.5% of the issued ordinary shares in the capital of our Company as of the date of the annual general meeting. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of December 28, 2008, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations for 2009. However, under the current extreme market conditions as discussed under “— Global Market Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations.
     If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or in the semiconductor industry more specifically or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
     As of December 28, 2008, our total debt outstanding consisted of $473.5 million of borrowings, which included $215.0 million of our 6.75% senior notes due 2011, $150.0 million of our 7.5% senior notes due 2010, and other long-term and short-term borrowings.

     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents.
     In May 2007, we issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of our 2.5% convertible notes.
     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the balance of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $26.8 million as of December 28, 2008. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first annual installment of $20.0 million was paid on October 2, 2008.
     In November 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon convertible notes pursuant to demands for redemption from note holders in accordance with the indenture governing these notes. We paid a total amount of $114.1 million (including yield-to-maturity interest accrued up to November 7, 2007) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
     In January and February 2008, we repurchased the $12.4 million and $2.5 million aggregate principal of our zero coupon convertible notes for $14.7 million (including accrued yield-to-maturity interest) and $2.9 million (including accrued yield-to-maturity interest) respectively. We financed the repurchase of the $12.4 million and $2.5 million aggregate principal amount of these convertible notes with our cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of the outstanding $134.5 million principal amount of our 2.5% convertible notes into 145.1 million of our ordinary shares.
     In June 2008, we redeemed the remaining $3.7 million principal amount, representing approximately 3.2% of the original principal amount, of our zero coupon convertible notes. We paid an aggregate consideration of $4.5 million (including accrued yield-to-maturity interest) and financed the redemption with cash in hand.
     STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank in South Korea with a credit limit of $25.0 million. During 2006, we borrowed $12.0 million under this facility to finance our purchase of a building and land in South Korea. In 2007, we borrowed an additional $3.6 million under this facility. As of December 28, 2008, the interest rate for our $12.0 million loan was 3.7% per annum and the interest rate for our $3.6 million loan was 3.5% per annum. Interest is payable on a monthly basis. The principal on the $12.0 million loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on our $3.6 million loan is repayable at maturity in June 2009. As of December 28, 2008, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.4 million as of December 28, 2008. As of December 28, 2008, $6.6 million of the loans was outstanding.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility ($106.9 million based on the exchange rate as of January 30, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of December 28, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($20.8 million based on the exchange rate as of January 30, 2009) under the term loan facility. The term loan facility bore interest at a rate of 3.6% per annum in 2008 and interest is payable on a quarterly basis. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of December 28, 2008, the outstanding balance on this facility was $21.2 million.

     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.0 billion ($29.7 million based on the exchange rate as of January 30, 2009) of bank and credit facilities from various other banks and financial institutions, of which $3.9 million borrowings was outstanding as of December 28, 2008. These credit facilities have varying interest rates ranging from 2.2% to 2.7% per annum and maturities ranging from 2009 through 2012.
     We have a line of credit from Bank of America with a credit limit of $50.0 million of which $50.0 million was outstanding as of December 28, 2008. The principals and interest of the $50.0 million were initially payable at maturity in March 2009. We rolled-forward the principal into two loan tranches of $25.0 million each at maturity for a further period of three months.
     In 2008, we had other facilities with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea in the aggregate of $25.0 million. These facilities expired during the year.
     At December 28, 2008, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $41.6 million with financial institutions.

Cash Flow Information

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008
		(In millions)

Net cash provided by operating activities	$427.8	$411.5	$419.5
Net cash used in investing activities	(425.8)	(299.1)	(283.7)
Net cash used in financing activities	$(54.9)	$(70.5)	$(53.5)
Cash Flows From Operating Activities
     In 2008, cash provided by operations was $419.5 million compared to $411.5 million in 2007. Cash provided by operations is calculated by adjusting our net income by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, impairment of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, minority interest, share of equity income and by changes in assets and liabilities. In 2008, non-cash related items included $286.4 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $21.1 million of equipment impairment charges, $1.1 million loss from the sale of equipment, $0.1 million from the accretion of discount on certain of our convertible notes, $1.6 million from foreign currency exchange gains, $3.6 million related to share-based compensation expense, $5.5 million from deferred taxes, $4.4 million from the minority interest in income of one of our subsidiaries and $1.4 million equity loss from equity investment.
     Working capital uses of cash included decreases in accounts payables, accrued operating expense and other payables, and amount due to affiliates and increases in amount due from affiliates, and other receivables, prepaid expenses and other assets. Working capital source of cash included decreases in accounts receivable and inventories. Inventories as of December 28, 2008 were lower as compared to December 30, 2007. Accounts receivables were lower compared to December 30, 2007 mainly due to faster collections. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 30, 2007 primarily due to timing of quarterly purchases.
     In 2007, cash provided by operations was $411.5 million compared to $427.8 million in 2006. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in certain assets and liabilities. In 2007, non-cash related items included $256.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $8.9 million related to share-based compensation expense, $4.8 million from the accretion of discount on certain of our convertible notes, $3.7 million from deferred taxes, $5.8 million from the minority interest in income of one of our subsidiaries, $1.7 million from impairment of assets held for sale, and $0.1 million income from investment in an equity investee. In 2006, non-cash related items included $276.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $13.7 million related to share-based compensation expense, $6.6 million from the accretion of discount on certain of our convertible notes, $0.5 million from loss on repurchase and redemption of our 8.0% convertible subordinated notes due 2011, $19.9 million from deferred taxes, $10.0 million from the minority interest in income of one of our subsidiaries and $0.2 million income from investment in an equity investee.
     Working capital uses of cash included increases in account receivables and amounts due from affiliates. Working capital sources of cash included decreases in inventories, other receivables, prepaid expenses and other assets, and increases in accounts payable, accrued operating expenses and other payables, and amounts due to affiliates. Inventories as of December 30, 2007 were lower as compared to December 31, 2006 as a result of better inventory management. Accounts receivables as of December 30, 2007 were higher compared to December 31, 2006 mainly due to slower cash collections.

Cash Flows From Investing Activities
     In 2008, cash used in investing activities was $283.7 million compared to $299.1 million in 2007. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $278.9 million in 2008 compared to $232.3 million in 2007. We increased our capital expenditure in 2008 compared to 2007 primarily to meet the demand from our customers and support growth strategy such as the new wafer bump line investment in the third quarter of 2008. In 2008, we received $19.1 million from the proceeds from sale of assets held for sale. In 2008 and 2007, we invested $12.9 million and $6.8 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2008 and 2007, we purchased marketable securities of $93.1 million and $27.5 million, respectively. In 2008 and 2007, we received proceeds from the sale and maturity of our marketable securities of $79.9 million and $43.3 million, respectively.
     In 2007, cash used in investing activities was $299.1 million compared to $425.8 million in 2006. The primary usage of cash in investing activities related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, amounting to $232.3 million in 2007 and $393.6 million in 2006. Our capital expenditure in 2006 was higher than 2007 because we experienced greater expansion across the various geographic operating locations in 2006. In 2007, we acquired LSI’s assembly and test operations in Thailand for approximately $100.0 million. In 2007 and 2006, we received $21.8 million and $4.0 million from the proceeds from sale of assets held for sale. In 2006, we acquired a 25% shareholding in MAT for $10.2 million. In 2007 and 2006, we invested $6.8 million and $6.4 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2007 and 2006, we invested in marketable securities which amounted to $27.5 million and $80.9 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $43.3 million and $56.2 million, respectively.
Cash Flows From Financing Activities
     In 2008, cash used in financing activities was $53.5 million compared to $70.5 million in 2007. In 2008, $4.7 million borrowings were made and $38.9 million of our borrowings and debts was repaid compared to $82.9 million and $177.1 million in 2007, respectively. In 2008, we repurchased $18.6 million aggregate principal amount of our zero coupon convertible notes (including accretion of discount on convertible notes and interest) at an aggregate consideration of $22.1 million. In 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including interest) at an aggregate consideration of $36.8 million. We made $3.7 million of capital lease payments in 2007. In 2008 and 2007, we reduced our restricted cash by $0.6 million and increased our restricted cash by $0.6 million, respectively. In 2008 and 2007, we received $6.2 million and $19.9 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in 2008 and 2007 were 9.7 million and 27.8 million, respectively, which excluded the issuance of 145.1 million ordinary shares from the conversion of $134.5 million aggregate principal of our 2.5% convertible notes in May 2008.
     In 2007, cash used in financing activities was $70.5 million compared to $54.9 million in 2006. In 2007, $82.9 million was borrowed and $177.1 million of our borrowings and debts was repaid, compared to $60.3 million and $69.9 million, respectively, in 2006. In 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% convertible notes due 2007 (including accrued interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents. In 2007, we also redeemed $96.4 million aggregate principal of our zero coupon convertible notes at an aggregate consideration of $114.1 million, pursuant to demands for redemption from note holders in accordance with indenture governing the zero coupon convertible notes. In January and February 2008, we repurchased $12.4 million and $2.5 million aggregate principal amount of our zero coupon convertible notes, respectively. We paid an aggregate consideration of $14.7 million (including accrued interest) and $2.9 million (including accrued interest), respectively, for the repurchases. We financed the repurchases with our cash and cash equivalents. In 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 at an aggregate consideration of $50.5 million. In 2007 and 2006, we increased our restricted cash by $0.6 million and reduced our restricted cash by $1.6 million, respectively. In addition, $3.7 million and $7.1 million of capital lease payments were made in 2007 and 2006, respectively. In 2007 and 2006, $19.9 million and $13.3 million, respectively, was provided by the issuance of new ordinary shares of our Company through the employee share option plan and the employee share purchase plan. The total number of ordinary shares issued in 2007 and 2006 were 27.8 million and 26.5 million, respectively.

Off-Balance Sheet Arrangements
     We provided tax guarantee to the South Korean tax authorities as discussed below under “— Contingencies.” We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, and purchase obligations. Our total off-balance sheet obligations were approximately $170.4 million as of December 28, 2008.
Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and other agreements as of December 28, 2008 were as follows. We had no capital lease obligations as of December 28, 2008.

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)
On balance sheet commitments:
6.75% senior notes due 2011 (1)	$—	$215,000	$—	$—	$215,000
7.5% senior notes due 2010 (1)	—	150,000	—	—	150,000
6% promissory note (1)	10,000	16,800	—	—	26,800
Long-term loans (1)	16,953	13,927	773	—	31,653
Short-term loans (1)	50,000	—	—	—	50,000
Retirement benefits	177	545	848	7,250	8,820
Other non-current liabilities (2)	—	—	—	—	—

Total on balance sheet commitments	$77,130	$396,272	$1,621	$7,250	$482,273

Off balance sheet commitments:
Operating leases	$12,610	$19,755	$16,685	$27,115	$76,165
Royalty/licensing agreements	6,286	12,455	11,898	—	30,639
Purchase obligations:
— Capital commitments	35,709	—	—	—	35,709
— Inventory purchase commitments	27,848	—	—	—	27,848

Total off balance sheet commitments	$82,453	$32,210	$28,583	$27,115	$170,361

Total commitments	$159,583	$428,482	$30,204	$34,365	$652,634

Notes :

(1)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years and 3-5 years amount to $28.0 million, $41.8 million and $0.01 million, respectively.

(2)	Our other non-current liabilities as of December 28, 2008 were $64.1 million, including $8.8 million related to retirement and severance benefits for our employees in Malaysia and Thailand, respectively. Also included in the other non-current liabilities is $13.9 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments. Further, included in the other non-current liabilities as of December 28, 2008 was $7.5 million of liability for uncertain tax positions under Financial Accounting Standards Board (“FASB”) Interpretations 48. We are unable to reasonably estimate the timing of the amount, therefore, the liability is excluded from the table.

Critical Accounting Policies
     We believe the following accounting policies are critical to our business operations and the understanding of our results of operations. Our preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. If actual results differ significantly from the estimates and assumptions, there could be a material adverse effect on our financial statements.
Revenue Recognition, Allowance For Doubtful Debts, Trade Discounts and Allowances and Sales Returns
     We derive revenue primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered, net of returns, trade discounts and allowances, and excluding goods and services tax.
     Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”
     We generally do not take ownership of customer supplied semiconductors as these materials are sent to us on a consignment basis. Accordingly, the value of the customer supplied materials is neither reflected in revenue nor in cost of revenue.
     We are subject to credit risk of our customers and we make estimates of the collectibility of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowance when there is doubt as to the collectibility of individual accounts. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer’s historical payment history, its current creditworthiness and current economic trends. We mitigate our credit risk through our credit evaluation process, credit policies, and credit control and collection procedures but these methods cannot eliminate all potential credit risk losses. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate. Our actual uncollectible accounts have not historically been significantly different from our estimates.
     Similarly, we make estimates of potential sales returns and discounts which we allow for volume purchases and early payments as a deduction from gross revenue based on our historical experience and expectations of our customers’ ultimate purchase levels and payment timing. Actual revenues may differ from our estimates if future customer purchases or payment timing differ from our estimates, which may happen as a result of changes in general economic conditions, market demand for our customers’ products, or desire by our customers’ interest in achieving payment timing discounts. Our actual returns and discounts have not historically been significantly different from our estimates.
Valuation of Inventory
     The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that are not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand from our customers within specific time horizons, generally six months or less. The estimates of future demand that we use in the valuation of inventories are the forecasts provided by our customers. If our inventory for specific customer forecast is greater than actual demand, we may be required to record additional inventory reserves, which would have a negative impact on our gross margin.
     Our inventories are stated at the lower of cost, determined on the weighted average basis, and market value, as estimated by us. Cost is generally computed on a standard cost basis, based on normal capacity utilization, with unrecoverable costs arising from underutilization of capacity expensed when incurred.

Depreciation and Amortization
     Our operations are capital intensive and we have significant investment in testing and packaging equipment. We depreciate our property, plant and equipment based on our estimate of the period that we expect to derive economic benefits from their use. Our estimates of economic useful lives are set based on historical experience, future expectations and the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of our equipment and machinery. However, business conditions, underlying technology and customers’ requirements may change in the future which could cause a change in the useful lives. Any change in useful lives could have a significant effect on our future operating results.
     We believe that our principal competitors depreciate their packaging assets over periods of six to eight years.
Valuation of Property, Plant and Equipment
     We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Management judgment is critical in assessing whether events have occurred that may impact the carrying value of property, plant and equipment.
     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated from the asset. If the carrying amount of the asset exceeds the future undiscounted net cash flows, such assets are considered to be impaired and an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. In determining the fair value of equipment and machinery, we consider offers to purchase such equipment and expected future discounted cash flows. Due to the nature of our business, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, we may not be able to anticipate declines in the utility of our equipment and machinery. Generally, we consider consecutive quarterly utilization rate declines or projected utilization deterioration as principal factors for our impairment review. Consequently, additional impairment charges may be necessary in the future and this could have a significant negative impact on our future operating results.
     We did not record any impairment charges in 2006. In 2007, we recorded impairment charges of $1.7 million on the disposal of the packaging and test equipment related to discrete power packages to Mingxin. In 2008, we recorded equipment impairment charges of $21.1 million as a result of our Company’s ongoing assessment of property, plant and equipment for impairment.
Deferred Tax Asset and Uncertain Income Tax Positions
     We record a deferred tax asset when we believe that it is more likely than not that the deferred tax asset will be realized. The deferred tax effects of the tax losses, unutilized capital allowances carried forward and temporary differences arising primarily from property, plant and equipment are recognized because they are expected to be offset against future taxable income.
     In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income based on our business plan and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the assessment will be made if it is more likely than not that the deferred tax assets will realized. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period differ materially from current estimates. In the event that we are not able to realize the deferred tax assets, an adjustment to the deferred tax asset would be charged to income in the period such determination was made which would result in a reduction of our net income.

     We account for uncertainty in income taxes by prescribing a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. We recognize liabilities for uncertain income tax positions based on our estimate of whether, and the extent to which, additional taxes will be required. We also report interest and penalties related to uncertain income tax positions as income taxes.
     For a discussion of significant items in deferred tax asset and uncertain tax positions, see Note 13 to our audited consolidated financial statements.
Valuation of Goodwill
     We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine the fair value based on a weighting of income or market approaches, or combination of both. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.
     Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
     We performed an impairment review of the goodwill associated with the acquisition of ChipPAC at the end of 2004, with the determination of fair value supplemented by independent appraisal and recorded an impairment charge of $453.0 million to our results of operations in 2004. In 2006, 2007 and 2008, we completed our annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims and litigations may include allegations of infringement of intellectual property rights of others, disputes over tax assessments, environmental liability, labor, products, as well as other claims of liabilities.
     We assess the likelihood of an adverse judgment or outcome for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments impacting the probability of a loss, the estimate of such loss, and the probability of recovery of such loss from third parties.

Market Risks
     We are exposed to financial market risks, including changes in currency exchange rates and interest rates. To mitigate the currency exchange risks, a substantial majority of our revenue, material and equipment supplies are transacted in U.S. dollars. We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are generally used to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading purposes.
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. As of December 28, 2008, our short-term and long-term debt obligations for the $215.0 million of 6.75% senior notes due 2011 and $150.0 million of 7.5% senior notes due 2010 bear fixed interest rate. The 6.75% senior notes due 2011 and 7.5% senior notes due 2010 bear interest of 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the South Korean Won, the Chinese Renminbi, the Malaysian Ringgit, the Thai Baht, the New Taiwan dollar and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to reduce our exposure from future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 28, 2008, we had a series of foreign currency forward contracts with total outstanding contract value of approximately $59.5 million to hedge against fluctuation in Singapore dollars, South Korean Won, Malaysian Ringgit and Chinese Renminbi. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.
     We have performed sensitivity analyses as of December 30, 2007 and December 28, 2008 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 31, 2007 and December 28, 2008. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a foreign exchange gain of $0.7 million and a foreign exchange gain of $0.5 million as of December 30, 2007 and December 28, 2008, respectively.
     Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(l), 4, 14, 15 and 25 to our audited consolidated financial statements, respectively.
Commodity Price
     We purchase certain raw materials in the normal course of business, which are affected by commodity prices. Therefore, we are exposed to some price volatility related to various market conditions outside our control.

However, we employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally these techniques include setting in advance the price for products to be delivered in the future. We do not generally make use of financial instruments to hedge commodity prices, partly because of the contract pricing utilized. While price volatility can occur, which would impact profit margins, there are generally alternative suppliers available.
Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.
Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our Board of Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of our internal control over financial reporting as of December 28, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”
Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 28, 2008. Our independent registered public accounting firm, PwC, has issued an audit report on our internal control over financial reporting, which is included herein.
Tan Lay Koon
President and Chief Executive Officer
John Lau Tai Chong
Chief Financial Officer
Singapore
March 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries at December 28, 2008 and December 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Notes 1(bb) and 13 to the financial statements, the Company changed its method of accounting for uncertain tax positions in 2007 and as discussed in Notes 1(w) and 21 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
Singapore
March 9, 2009

STATS CHIPPAC LTD. AND SUBSIDIARIES

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 30,	December 28,
	Note	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	3	$213,461	$295,916
Short-term marketable securities	4	29,230	41,314
Accounts receivable, net	5	271,360	139,520
Short-term amounts due from affiliates	2	9,292	10,791
Other receivables	6	6,877	8,357
Inventories	7	83,312	60,717
Prepaid expenses and other current assets	8	22,320	14,693

Total current assets		635,852	571,308
Long-term marketable securities	4	15,296	15,587
Long-term amounts due from affiliates	2	6,852	13,726
Property, plant and equipment, net	9	1,276,490	1,216,342
Investment in equity investee	2	10,350	9,001
Intangible assets	10	40,754	44,762
Goodwill	11	547,958	551,132
Long-term restricted cash		1,612	1,012
Prepaid expenses and other non-current assets	8	61,790	24,193

Total assets		$2,596,954	$2,447,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$164,300	$118,227
Payables related to property, plant and equipment purchases		70,744	30,704
Accrued operating expenses	12	109,516	148,069
Income taxes payable		17,250	3,379
Short-term borrowings	14	50,300	50,000
Short-term amounts due to affiliates	2	1,651	1,388
Current installments of long-term debts	15	190,481	26,953

Total current liabilities		604,242	378,720
Long-term debts, excluding current installments	15	423,853	396,500
Other non-current liabilities	17	125,093	64,144

Total liabilities		1,153,188	839,364
Minority interest		59,797	59,042
Share capital:
Ordinary shares — Issued ordinary shares — 2,047,333,663 in 2007 and 2,202,218,293 in 2008	18, 19	1,891,546	2,035,235
Accumulated other comprehensive loss	20	(7,605)	(12,308)
Accumulated deficit		(499,972)	(474,270)

Total shareholders’ equity		1,383,969	1,548,657
Commitments and contingencies	22

Total liabilities and shareholders’ equity		$2,596,954	$2,447,063

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
		December 31,	December 30,	December 28,
	Note	2006	2007	2008
Net revenues		$1,616,933	$1,651,560	$1,658,188
Cost of revenues		(1,290,773)	(1,330,284)	(1,383,797)

Gross profit		326,160	321,276	274,391

Operating expenses:
Selling, general and administrative		139,466	112,593	118,337
Research and development		30,446	34,918	37,825
Restructuring charges	23	1,938	990	19,790
Equipment impairment		—	—	21,091
Accelerated share-based compensation		—	—	1,562
Tender offer expenses		—	10,922	—
Held for sale asset impairment		—	1,725	—

Total operating expenses		171,850	161,148	198,605

Operating income		154,310	160,128	75,786

Other income (expense), net:
Interest income		5,401	7,258	5,685
Interest expense		(45,816)	(40,450)	(35,986)
Foreign currency exchange gain (loss)		(1,578)	2,487	5,247
Equity income (loss) from investment in equity investee		152	102	(1,437)
Other non-operating income (expense), net	24	108	(442)	27

Total other expense, net		(41,733)	(31,045)	(26,464)

Income before income taxes		112,577	129,083	49,322
Income tax expense	13	(25,759)	(29,581)	(19,172)

Income before minority interest		86,818	99,502	30,150
Minority interest		(10,010)	(5,818)	(4,448)

Net income		$76,808	$93,684	$25,702

Net income per ordinary share:
— basic		$0.04	$0.05	$0.01
— diluted		$0.04	$0.04	$0.01

Net income per ADS:
— basic		$0.39	$0.46	—
— diluted		$0.37	$0.44	—

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		1,991,110	2,032,962	2,143,934
— diluted		2,161,545	2,188,687	2,146,249

ADS (in thousands) used in per ADS calculation:
— basic		199,111	203,296	—
— diluted		216,154	218,869	—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of U.S. Dollars

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Net income	$76,808	$93,684	$25,702
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale marketable securities	(5)	9	327
Realized (gain) loss on available-for-sale marketable securities included in net income	(5)	131	(36)
Unrealized gain (loss) on hedging instruments	3,058	1,736	(14,463)
Realized (gain) loss on hedging instruments included in net income	(3,157)	(2,034)	9,972
Foreign currency translation adjustment	967	267	(503)

Comprehensive income	$77,666	$93,793	$20,999

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)
Balances at December 26, 2005	1,976,292	$303,052	$1,517,118	$(8,572)	$(669,946)	$1,141,652
Share issuances	26,522	13,197	57	—	—	13,254
Share-based compensation	—	13,688	—	—	—	13,688
Effect of abolition of the share par value	—	1,517,175	(1,517,175)	—	—	—
Effect of subsidiary’s equity transaction	—	(110)	—	—	—	(110)
Net income	—	—	—	—	76,808	76,808
Other comprehensive income	—	—	—	858	—	858

Balances at December 31, 2006	2,002,814	1,847,002	—	(7,714)	(593,138)	1,246,150
Adjustment for initial adoption of FIN 48	—	—	—	—	(518)	(518)

Balances at January 1, 2007, as adjusted	2,002,814	1,847,002	—	(7,714)	(593,656)	1,245,632
Share issuances	27,794	19,851	—	—	—	19,851
Conversion of convertible subordinated notes	16,726	15,500	—	—	—	15,500
Share-based compensation	—	8,869	—	—	—	8,869
Effect of subsidiary’s equity transaction	—	324	—	—	—	324
Net income	—	—	—	—	93,684	93,684
Other comprehensive income	—	—	—	109	—	109

Balances at December 30, 2007	2,047,334	1,891,546	—	(7,605)	(499,972)	1,383,969
Share issuances	9,745	7,833	—	—	—	7,833
Conversion of convertible subordinated notes	145,139	134,500	—	—	—	134,500
Share-based compensation	—	3,570	—	—	—	3,570
Reclassification of share-based compensation to liability	—	(2,154)	—	—	—	(2,154)
Net income	—	—	—	—	25,702	25,702
Effect of subsidiary’s equity transaction	—	(60)	—	—	—	(60)
Other comprehensive income	—	—	—	(4,703)	—	(4,703)

Balances at December 28, 2008	2,202,218	$2,035,235	$—	$(12,308)	$(474,270)	$1,548,657

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Cash Flows From Operating Activities
Net income	$76,808	$93,684	$25,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	266,317	254,352	283,691
Amortization of leasing prepayments	7,386	11	—
Debt issuance cost amortization	2,371	2,561	2,737
Equipment impairment	—	—	21,091
(Gain) loss on sale of property, plant and equipment	1,251	(17)	1,123
Impairment of assets held for sale	—	1,725	—
Accretion of discount on convertible notes	6,618	4,830	66
Loss from repurchase and redemption of senior and convertible notes	500	—	—
Foreign currency exchange (gain) loss	758	724	(1,555)
Share-based compensation expense	13,688	8,869	3,570
Deferred income taxes	19,853	(3,675)	5,511
Minority interest in income of subsidiary	10,010	5,818	4,448
Equity loss (income) from investment in equity investee	(152)	(102)	1,437
Others	1,004	1,604	4,178
Changes in operating working capital:
Accounts receivable	(2,789)	(27,581)	131,840
Amounts due from affiliates	4,304	(13,638)	(8,373)
Inventories	(32,268)	29,599	22,595
Other receivables, prepaid expenses and other assets	7,355	7,112	(2,951)
Accounts payable, accrued operating expenses and other payables	44,774	44,030	(75,322)
Amounts due to affiliates	(17)	1,606	(263)

Net cash provided by operating activities	427,771	411,512	419,525

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$35,391	$19,660	$29,755
Proceeds from maturity of marketable securities	20,841	23,599	50,141
Purchases of marketable securities	(80,866)	(27,450)	(93,094)
Investment in equity investee	(10,154)	—	—
Acquisition of intangible assets	(6,419)	(6,762)	(12,871)
Acquisition of business	—	(100,000)	—
Purchases of property, plant and equipment	(393,643)	(232,288)	(278,899)
Proceeds from sale of assets held for sale	4,027	21,829	19,108
Others, net	5,040	2,324	2,146

Net cash used in investing activities	(425,783)	(299,088)	(283,714)

Cash Flows From Financing Activities
Repayment of short-term debts	$(42,290)	$(6,549)	$(5,035)
Repayment of long-term debts	(27,627)	(170,518)	(33,888)
Proceeds from issuance of shares, net of expenses	13,254	19,851	6,152
Repurchase and redemption of senior and convertible notes	(50,500)	(36,800)	(22,057)
Proceeds from promissory notes	—	50,000	—
Proceeds from bank borrowings	60,308	82,857	4,735
(Increase) decrease in restricted cash	1,627	(631)	600
Grants received	—	—	340
Capital lease payments	(7,091)	(3,680)	—
Distribution to minority interest in subsidiary	(2,542)	(4,980)	(4,312)

Net cash used in financing activities	(54,861)	(70,450)	(53,465)

Net increase (decrease) in cash and cash equivalents	(52,873)	41,974	82,346
Effect of exchange rate changes on cash and cash equivalents	(390)	30	109
Cash and cash equivalents at beginning of the year	224,720	171,457	213,461

Cash and cash equivalents at end of the year	$171,457	$213,461	$295,916

Supplementary Cash Flow Information
Interest paid	$28,307	$31,652	$31,497
Income taxes paid	1,418	6,158	14,280
Non-cash items
Issuance of shares on conversion of convertible notes	$—	$15,500	$134,500
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
1. Background and Summary of Significant Accounting Policies
     (a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” and together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
In 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 28, 2008.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of December 28, 2008. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
Proposed Capital Reduction Exercise and Related Financing Transaction
In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813,000 to the shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon the Company being able to obtain adequate debt to fund the cash distribution pursuant to the capital reduction and the repayment of certain of the outstanding debt on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to the Company. In furtherance of the proposed capital reduction, the Company commenced a cash tender offer and consent solicitation in respect of its senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, the Company announced that it will not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, the Company has not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.
Acquisition of LSI Corporation’s assembly and test facility in Thailand
In October 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years. The Company financed the initial payment of $50,000 of the purchase consideration with the Company’s cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the balance of the purchase price. The purchase price was assigned primarily to property, plant and equipment, and goodwill. The impact of the acquisition was not material to the Company’s consolidated financial position and results of operations.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer
In March 2007, STSPL, a wholly-owned subsidiary of Temasek, announced its intention to launch a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s outstanding $115,000 aggregate principal amount of zero coupon convertible notes due 2008 and $150,000 aggregate principal amount of 2.5% convertible subordinated notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares and ADSs (excluding the ordinary shares from the potential conversion of the $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008 acquired by STSPL) and $134,500 aggregate principal amount of the 2.5% convertible subordinated notes due 2008. The balance $15,500 outstanding principal amount of the 2.5% convertible subordinated notes due 2008 was converted by its holder into ADS in May 2007.
As of December 28, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares in May 2008.
In 2007, the Company recorded tender offer expenses of $10,922, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred in 2008.
     (b) Fiscal Year
Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2008, a 52-week year, ended on December 28, 2008, fiscal year 2007, a 52-week year, ended on December 30, 2007, and fiscal year 2006, a 53-week year, ended on December 31, 2006. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
     (c) Accounting Principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
     (d) Principles of Consolidation
The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
     (e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stock to third parties, are recognized as increases or decreases to shareholders’ equity.
     (f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; and contingent liabilities, among others. Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. Actual results could differ from these estimates.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (g) Foreign Currency Transactions
The Company predominantly utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses which are denominated in foreign currencies are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.
STATS ChipPAC Taiwan Semiconductor Corporation designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive loss, which is reflected as a separate component of shareholders’ equity.
     (h) Certain Risks and Concentrations
The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Europe and Asia. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breadth of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.
The Company’s largest customer accounted for approximately 11%, 10% and 12% of revenues in 2006, 2007 and 2008, respectively. The Company’s ten largest customers collectively accounted for approximately 65%, 67% and 67% of revenues in 2006, 2007 and 2008, respectively. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures but these methods cannot eliminate all potential credit risk losses. The withdrawal of commitment from any major customer for products, or reduced or delayed demand or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows.
Cash and cash equivalents are deposited with financial institutions primarily in Singapore, Taiwan, the United States of America, Thailand, South Korea, China, Malaysia and British Virgin Islands. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any such losses to date from non-performance by its counterparties.
South Korean, Chinese, Malaysian and Thailand foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China, Malaysia and Thailand.
     (i) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts and money market funds as of December 28, 2008.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (j) Restricted Cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 30, 2007 and December 28, 2008, there were $1,612 and $1,012 of long-term restricted cash, respectively.
     (k) Derivative Instruments and Hedging Activities
The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction may result in amounts be classified from other comprehensive income (loss).
The Company operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements.
In 2007 and 2008, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 30, 2007, and December 28, 2008, the Company had a series of foreign currency forward contracts with total contract value of approximately $206,000 and $59,000, respectively, qualifying as cash flow hedges as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. At December 28, 2008, the Company had realized and unrealized loss of $9,972 and $14,463, respectively, on its foreign currency forward contracts. At December 30, 2007, the Company had realized and unrealized gain of $2,034 and $1,736, respectively, on its foreign currency forward contracts. In 2008, the Company have included in earnings, loss on hedging instruments of $9,469 due to termination of certain of its foreign currency forward contracts and unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
     (l) Marketable Securities
Marketable securities at December 30, 2007 and December 28, 2008 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, if any, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged to earnings and a new cost basis for the security being established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (m) Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. Reserves are established for excess and obsolete inventories based on estimates of salability and forecasted future demand. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
     (n) Equity Method Investments
Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest, are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership. In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”) for $10,154.
     (o) Business Combination
Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.
     (p) Goodwill
The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognized in a purchase business combination.
The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also uses comparable market analyses.
     (q) Intangible Assets
The Company capitalizes direct costs associated with acquisition, development or purchase of patent rights and technology licenses for use in its processes. These costs are amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, Inc. (“ChipPAC”), the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years
     (r) Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Land use rights	50 to 99 years
Building, mechanical and electrical installation	3 to 25 years
Equipment	2 to 8 years
No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.
Plant and equipment under capital leases are stated at the present value of minimum lease payments and are amortized straight-line over the estimated useful life of the assets.
     (s) Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. In determining the fair value of the long-lived asset, the Company considers the estimated market value from vendor and prices of similar assets.
For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.
     (t) Comprehensive Income (Loss)
The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, foreign currency translation adjustments and unrealized gain or loss on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive income (loss).
     (u) Revenue Recognition
Revenue is derived primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.
Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company generally does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the values of the customer supplied materials are neither reflected in revenue nor in cost of revenue.
Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or by customers’ desire to achieve payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.
The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Revenue
— packaging — laminate	55.5%	56.3%	56.5%
— packaging — leaded	18.3	18.4	18.0
— test and other services	26.2	25.3	25.5

Total	100.0%	100.0%	100.0%

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
     (v) Grants
Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to income on the straight-line basis over the estimated useful lives of the relevant assets.
Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.
There are no restrictions on transferring technology or manufacturing products developed with government grants.
     (w) Share-Based Compensation
Share-based compensation represents the cost related to share-based awards made to employees and directors. In 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement of share-based compensation expense for all share-based payment awards based on estimated fair value. The Company measures grant-date fair value estimates and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period. Prior to 2006, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and included pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). At December 28, 2008, the Company has two share-based compensation plans, which are more fully described in Note 21. The Company terminated two share-based compensation plans in 2008.
     (x) Employee Benefit Plans
STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 28, 2008, there was no shortfall in the plan’s assets. Total pension plan expenses in 2006, 2007 and 2008 were approximately $5, $7 and $19, respectively.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $457, $470 and $471 in 2006, 2007 and 2008, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of $2 and $0.028 per person and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. The expense for severance benefits in 2006, 2007 and 2008 was approximately $9,119, $10,671 and $8,196, respectively.
Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited, based on their length of service and the latest salary at the time of retirement or involuntary termination. The expense for severance benefits in 2007 and 2008 were approximately $1,360 and $690, respectively.
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $12,849, $15,331 and $16,825 with respect to these retirement plans in 2006, 2007 and 2008, respectively.
     (y) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
     (z) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2006, 2007 and 2008 were insignificant.
     (aa) Research and Development
Research and development costs are expensed as incurred.
     (bb) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.
In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses, its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company records the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense.
The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48) in 2007. As a result of this adoption, the Company recognized a charge of approximately $518 to the January 1, 2007 accumulated deficit balance.
     (cc) Net Income (Loss) Per Share
Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
The Company excluded certain potentially dilutive securities for each period presented from its diluted net income per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 31,	December 30,	December 28,
	2006	2007	2008
Convertible notes	82,454	10,613	—
Share plans	103,508	15,609	14,310

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2007, the conversion price of convertible notes outstanding was approximately $0.93 to $1.75 per share. The weighted average exercise prices of share options outstanding were approximately $0.99, $1.70 and $1.83 in 2006, 2007 and 2008, respectively. The excluded share options have per share exercise prices ranging from approximately $0.68 to $3.99 as of December 31, 2006, $1.07 to $3.99 as of December 30, 2007 and $0.72 to $3.99 as of December 28, 2008.
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per ordinary share computations for the periods presented below:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Net income	$76,808	$93,684	$25,702
Adjusted net income	79,058	95,702	25,702
Weighted average number of ordinary shares outstanding (basic)	1,991,110	2,032,962	2,143,934
Weighted average dilutive shares from share plans	8,564	10,581	2,315
Weighted average dilutive convertible notes	161,871	145,144	—

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	2,161,545	2,188,687	2,146,249

     (dd) Reclassifications
Certain reclassifications have been made to prior period amounts to conform with classifications used in the current year.
     (ee) New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The adoption of FSP 157-3 did not have an effect on the Company’s consolidated financial position and results of operations.
The Company is currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Refer to Note 25 for fair value information of the Company’s financial assets and liabilities.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The adoption of SFAS 159 in 2008 did not have a material effect on the Company’s financial statements.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company is currently evaluating the effects, if any, that SFAS 141(R) may have on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of December 28, 2008, the Company has established deferred tax valuation allowances of $33,913 in purchase accounting. Refer to Note 13 for information on deferred tax valuation allowances.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company is currently evaluating the effect of SFAS 160 on its consolidated financial statements and anticipates that SFAS 160 will not have a significant impact on the reporting of its results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the effect of SFAS 161 on its consolidated financial statements.
2. Related Party Transactions
As of December 28, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the Company’s 2.5% convertible subordinated notes due 2008 into 145,138,660 ordinary shares on May 22, 2008. In 2007 and 2008, related interest expense of $2,091 and $1,308 were incurred on these convertible subordinated notes.
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered in 2006, 2007 and 2008 were $11,109, $9,008 and $7,376, respectively.
The Company has $9,000 and $8,561 of cash and cash equivalents, and $6,968 and $19,376 of short and long term marketable securities placed with Temasek affiliated financial institutions as of December 30, 2007 and December 28, 2008, respectively. Interest income earned were $271 and $188 in 2007 and 2008, respectively.
The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $18,375, $19,808 and $16,728 in 2006, 2007 and 2008, respectively.
The amounts owing by (to) affiliates were as follows:

	December 30,	December 28,
	2007	2008
Short-term and long-term amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$2,859	$1,955
Receivables on assets transfer due from affiliate	13,285	22,562

	$16,144	$24,517

Short-term amounts due to affiliates
Accounts payable	$(1,651)	$(1,388)

In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company had separately classified the related assets of $29,638 in 2006 to assets held for sale, a component of other non-current assets. During 2007 and 2008, $17,145 and $10,021 of the related assets, respectively, have been transferred to ANST and $1,154 and $168 of gains have been recognized in 2007 and 2008, respectively. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $208 and $1,253 were earned in 2007 and 2008, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
3. Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 30,	December 28,
	2007	2008
Cash at banks and on hand	$110,756	$88,800
Cash equivalents
Bank fixed deposits	23,022	141,924
Money market funds	79,056	65,192
Foreign government treasury bills	627	—

	$213,461	$295,916

4. Marketable Securities
Marketable securities consist of the following:

	December 30, 2007				December 28, 2008
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities and certificates of deposits	$45,423	$—	$(897)	$44,526	$57,507	$—	$(606)	$56,901

Maturities of marketable securities (at fair value) are as follows:

	December 30,	December 28,
	2007	2008
Marketable securities:
Due in one year or less	$29,230	$41,314
Due after one year through five years	1,064	15,587
Due after five years	14,232	—

	$44,526	$56,901

Gross realized gains and losses in 2006 were $5 and $nil, respectively. Gross realized gains and losses in 2007 were $127 and $258, respectively. Gross realized gains and losses in 2008 were $36 and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities in 2006, 2007 and 2008 were $56,232, $43,259 and $79,896, respectively.
5. Accounts Receivable
Accounts receivable consists of the following:

	December 30,	December 28,
	2007	2008
Accounts receivable — third parties	$277,628	$145,628
Allowance for sales returns	(6,268)	(6,108)

	$271,360	$139,520

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Movements in the allowance for sales returns are as follows:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Beginning	$2,840	$3,406	$6,268
Utilized during the year	—	(98)	(4,122)
Charged during the year	3,034	4,681	4,144
Writeback during the year	(2,468)	(1,721)	(182)

Ending	$3,406	$6,268	$6,108

6. Other Receivables
Other receivables consist of the following:

	December 30,	December 28,
	2007	2008
Deposits and staff advances	$923	$911
Forward contract receivable	299	—
Taxes receivable	1,969	833
Grants receivables	—	117
Other receivables	3,686	6,496

	$6,877	$8,357

7. Inventories
Inventories consist of the following:

	December 30,	December 28,
	2007	2008
Raw materials	$65,877	$50,775
Work-in-progress	14,872	8,328
Finished goods	2,563	1,614

	$83,312	$60,717

8. Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 30,	December 28,
	2007	2008
Other prepayments and assets	$8,241	$9,999
Deferred income tax assets	1,207	4,694
Loans to a vendor	3,529	—
Assets held for sale	9,343	—

	$22,320	$14,693

Prepaid expenses and other non-current assets consist of the following:

	December 30,	December 28,
	2007	2008
Deferred income tax assets	$39,609	$13,095
Other deposits	303	295
Loans to a vendor	882	—
Debt issuance cost, net of accumulated amortization of $7,958 and $5,547	6,949	4,212
Leasing prepayments	248	—
Assets held for sale	10,544	43
Others	3,255	6,548

	$61,790	$24,193

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company extended $5,000 and $15,000 loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The 2,400 shares of the vendor’s equity were released in April 2008 and no longer form part of the collateral. The loans of $5,000 and $15,000 were fully repaid in June 2007 and December 2008, respectively.
In May 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10,000 payable approximately over two years. The Company has separately classified the related assets of $10,000 in 2007 as assets held for sale, a component of other current assets. In 2007 and 2008, $657 and $9,343 of the assets have been transferred to Mingxin, respectively. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell. As a result, the Company recognized an impairment loss of $1,725 in 2007.
9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 30,	December 28,
	2007	2008
Cost:
Freehold land	$11,010	$10,703
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	262,186	269,046
Equipment	2,145,503	2,216,667

Total cost	$2,438,563	$2,516,280

Total accumulated depreciation	$1,162,073	$1,299,938

Property, plant and equipment, net	$1,276,490	$1,216,342

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $229,067, $246,554 and $275,044 in 2006, 2007 and 2008, respectively.
The Company routinely reviews the remaining estimated useful lives of its equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment. However, due to the nature of the packaging and testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its equipment.
Equipment impairment charges of $21,091 were recorded in 2008 as a result of the Company’s ongoing assessment of property, plant and equipment for impairment. The equipment impairment charges were taken because continued softness in demand in the end-markets to which certain of the equipment was dedicated had reduced the anticipated future usage of such equipment.
Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan, Incheon City, South Korea and Pathumthani, Thailand are located on freehold land.
There was no equipment under capital lease as of December 30, 2007 and December 28, 2008.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
10. Intangible Assets
Intangible assets consist of the following:

	December 30, 2007			December 28, 2008
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(3,758)	$3,942	$7,700	$(4,858)	$2,842
Technology and intellectual property	32,000	(10,933)	21,067	32,000	(14,133)	17,867
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Patent costs, software, licenses and others	31,469	(15,724)	15,745	43,990	(19,937)	24,053

	$170,469	$(129,715)	$40,754	$182,990	$(138,228)	$44,762

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 31, 2006	December 30, 2007	December 28, 2008
Tradenames	$1,100	$1,100	$1,100
Technology and intellectual property	3,200	3,200	3,200
Customer relationships	28,962	—	—
Software, licenses and others	3,988	3,498	4,347

	$37,250	$7,798	$8,647

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 28, 2008 is summarized as follows:

2009	$9,286
2010	8,042
2011	6,631
2012	4,063
2013	3,912
Thereafter	12,828

Total	$44,762

11.	Goodwill
The changes in the carrying value of goodwill are as follows:

	December 30,	December 28,
	2007	2008
Beginning	$513,512	$547,958
Goodwill relating to acquisition	24,809	—
Purchase adjustments	9,637	3,174

Ending	$547,958	$551,132

As of December 28, 2008, the Company had goodwill of $2,209 related to the acquisition of STATS ChipPAC Taiwan Semiconductor Corporation, $524,114 related to the acquisition of ChipPAC and $24,809 related to acquisition of the assembly and test operations in Thailand. In 2007 and 2008, purchase adjustments of $9,637 and $3,174 related to the deferred taxes valuation and other tax liabilities were recorded, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2006, 2007 and 2008, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.
The Company cannot predict the occurence of certain events or circumstances that might adversely affect the carrying value of goodwill in future. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions and the impact of the economic environment on the Company’s business.
12. Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 30,	December 28,
	2007	2008
Staff costs and accrued restructuring charges	$40,276	$49,224
Purchase of raw materials	18,639	4,636
Maintenance fees, license fees and royalties	4,146	5,025
Interest expense	7,535	7,536
Provision for vacation liability	5,048	4,697
Liability for uncertain tax positions	—	34,621
Others	33,872	42,330

	$109,516	$148,069

13. Income Taxes
Income before income taxes consists of the following:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Singapore	$951	$(9,416)	$(9,652)
Foreign	111,626	138,499	58,974

	$112,577	$129,083	$49,322

Income tax expense consists of the following:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Current tax:
Singapore	$—	$—	$—
Foreign	(5,935)	(23,192)	(13,679)

Total current tax	$(5,935)	$(23,192)	$(13,679)

Deferred tax:
Singapore	$(1,400)	$(2,000)	$(5,804)
Foreign	(18,424)	(4,389)	311

Total deferred tax	$(19,824)	$(6,389)	$(5,493)

	$(25,759)	$(29,581)	$(19,172)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
A reconciliation of the expected tax expense at the Singapore statutory rate of tax to actual tax expense is as follows:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Income tax expense computed at Singapore statutory rate of 18.0% (2007: 18.0% and 2006: 20.0%)	$22,515	$23,235	$8,878
Non-deductible expenses	4,892	4,948	9,018
Non-taxable income, including income exemption	(461)	(1,558)	(9,287)
Differences in tax rates	5,550	10,239	7,411
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(13,926)	(14,660)	(3,694)
Change in statutory tax rate	(651)	—	—
Tax benefits from employee share option plans	(665)	(90)	(100)
Reinvestment allowance	(5,632)	(4,516)	(1,392)
Change in valuation allowance	9,114	12,163	25,446
Taxable foreign exchange adjustment	4,575	(3,645)	(17,293)
All other items, net	448	3,465	185

Income tax expense	$25,759	$29,581	$19,172

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 30, 2007 and December 28, 2008 are as follows:

	December 30,	December 28,
	2007	2008
Deferred income tax assets:
Operating loss carryforwards	$21,833	$26,335
Investment, and research and development tax credits	59,811	50,609
Reinvestment allowance	39,484	40,876
Property, plant and equipment	42,859	42,312
Others	8,777	15,051

	172,764	175,183
Valuation allowance	(131,948)	(157,394)

	$40,816	$17,789

Deferred income tax liabilities:
Property, plant and equipment	$42,868	$27,212
Allowances and reserves	21,777	1,989

	64,645	29,201

Net deferred income tax assets (liabilities)	$(23,829)	$(11,412)

In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards in 2004. If utilized, these attributes will be treated as a reduction in acquired goodwill in accordance with the requirements of SFAS 141 and prior to the effectiveness of SFAS 141(R). In 2007 and 2008, $4,040 and $991 of the United States, South Korea and China net operating loss carryforwards and tax credit carryforwards, respectively, were utilized and accordingly the goodwill related to the acquisition of ChipPAC was reduced by $4,040 and $991, respectively. Subsequent to the adoption of FAS141(R) effective date January 1, 2009, the above rule will no longer apply and any benefit realized will be recorded as a reduction of income tax expense. As of December 28, 2008, the Company has established deferred tax valuation allowances of $33,913 in purchase accounting.
The deferred tax assets as of December 30, 2007 and December 28, 2008 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
As of December 28, 2008, the Company had approximately $122,119 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2009 to 2025.
As of December 28, 2008, the Company had approximately $5,011, $304,780, $34,424 and $163,503 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2009 through 2013.
The Company recorded a valuation allowance of $131,948 and $157,394 as of December 30, 2007 and December 28, 2008, respectively, which represents an increase of $12,163 and $25,446 in 2007 and 2008, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company established a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, that the deferred tax assets will be realized.
The Company’s subsidiary in China, STATS ChipPAC Shanghai Co., Ltd. qualifies for a tax holiday from State Department of China under the foreign investment policy. STATS ChipPAC Shanghai Co., Ltd. is exempted from tax for two years followed by three years of 50% tax exemption, commencing from the first profitable year of operations (2006). This tax holiday will expire on December 31, 2010.
Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions. Concurrently, approximately $311,611 of such tax losses and capital allowance carryforwards continued to be made available to the Company’s operations in Singapore.
The Company adopted the provisions of FIN 48 in 2007. As a result of the implementation of FIN 48, the Company recognized an additional $518 liability on unrecognized tax benefits for uncertain tax positions in various jurisdictions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated deficit of $518 as of January 1, 2007. In 2007 and 2008, the Company recorded a $13,677 and $4,165 increase in tax reserves relating to certain tax matters prior to August 2004. This increased the goodwill related to the acquisition of ChipPAC accordingly by $13,677 and $4,165 in 2007 and 2008, respectively. In addition, the Company reclassified $17,930 relating to certain tax matters prior to August 2004 from deferred tax liabilities to liability for unrecognized tax benefits in 2008. A reconciliation of the unrecognized tax benefits is as follows:

	December 30,	December 28,
	2007	2008
Unrecognized tax benefits:
Beginning	$518	$21,422
Increases related to prior year tax positions	13,521	24,211
Increases related to current year tax positions	7,383	927
Decreases related to current year tax positions	—	(4,111)
Decreases related to settlements with taxing authorities	—	(150)
Decreases as a result of lapse of applicable statute limitations	—	(179)

Ending	$21,422	$42,120

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2007 and 2008, $7,383 and $8,787 have been further reserved as a liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase of the current period activity related to uncertain tax positions. It is estimated that the uncertain tax position will increase by approximately $1,932 in the next twelve months given the same level of future taxable profit as 2008. The Company also expects the uncertain tax position to decrease by approximately $34,621 in the next twelve months due to settlements with taxing authorities. Included in the unrecognized tax benefits is an amount of $7,383 and $16,170 which if recognized, would impact the effective tax rate for 2007 and 2008, respectively.
The Company recognizes interest and penalties related to the unrecognized tax benefits in the income tax expense. In 2008, the Company recognized $7,860 of interest and penalties in earnings. As of December 28, 2008, the Company has approximately $11,523 of such accrued interest and penalties.
Annually, the Company files income tax returns in various jurisdictions. The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service (the “NTS”) through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to 2002. The years still open to audit by the foreign tax authorities, which represent the years still subject to the statute of limitations, in major jurisdictions include Singapore (2001 onward), South Korea (2002 onward), Malaysia (2002 onward), United States (1999 onward), China (2002 onward) and Taiwan (2006 onward). Audit resolutions could potentially reduce the Company’s unrecognized tax benefits, either because the tax positions are not sustained on audit or because the Company agrees to tax disallowances.
In 2008, the Singapore Economic Development Board (“EDB”) offered the Company a five year tax incentive for its Singapore operations commencing July 1, 2007, whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.
14. Short-Term Borrowings
The Company has a line of credit from Bank of America with credit limit of $50,000, of which $50,000 was outstanding as of December 28, 2008. The facility bore average interest rates of 5.6% in 2007 and 3.6% in 2008, respectively. The line of credit is subject to periodic review by the lender for the continued use of the facility. In 2008, we had facilities with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea in the aggregate of $25,000. These facilities expired during the year.
15. Long-Term Debts
Long-term debts consist of the following:

	December 30,	December 28,
	2007	2008
6.75% senior fixed-rate notes	$215,000	$215,000
7.5% senior fixed-rate notes	150,000	150,000
2.5% convertible subordinated fixed-rate notes	134,500	—
0% convertible senior fixed-rate notes	18,551	—
6% promissory note	46,800	26,800
U.S. dollars bank loan at floating rates	12,600	6,600
Taiwan dollar loans at floating rates	32,315	25,053
Taiwan dollar loans and commercial papers at fixed rates	1,128	—
Accrued yield-to-maturity interest on convertible notes	3,440	—

	614,334	423,453
Less current amounts	(190,481)	(26,953)

	$423,853	$396,500

On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.
On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, 100.0% of the principal amount will be due and payable. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, 123.4% of the principal amount, comprising principal and redemption interest, will be due and payable. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through the payment of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date. In 2007, the Company redeemed $96,449 aggregate principal amount of the zero coupon convertible notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon convertible notes. The Company paid a total amount of $114,118 (including accretion of yield-to-maturity interest on the convertible notes) in respect of the convertible notes redemption. The Company financed the redemption with cash and short-term borrowings. In 2008, the Company repurchased the outstanding $18,551 aggregate principal amount of the zero coupon convertible notes for $22,057 (including accretion of yield-to-maturity interest on the convertible notes). We financed the repurchase with cash in hand.
The conversion price of the zero coupon convertible senior notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution of the Company’s ordinary shares, or subsidiaries’ issue of any securities or rights which are convertible into or exchangeable for the Company’s ordinary shares, to all or substantially all holders of the Company’s ordinary shares for below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to purchase or subscribe for the Company’s ordinary shares for below the reasonable range of fair market value; (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of assets or other securities, including rights to acquire those assets or other securities, for below the reasonable range of the assets or other securities’ fair market value; (5) on issue or distribution of “extraordinary dividends” (defined as a total dividend that is equal to or exceeds (i) 2% of the one year average closing price of the Company’s ordinary shares if the Company has never paid cash dividends, or (ii) the lower of (a) two times the largest

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
aggregate cash dividends in any previous year, and (b) the largest aggregate cash dividends in any previous year plus 1% of the one year average closing price of the Company’s ordinary shares if the Company has paid cash dividends at least once); and (6) on spin-off of any of the Company’s subsidiaries or other business units. The terms of the indentures governing the zero coupon convertible senior notes provide that the ordinary shares deliverable upon conversion would not be registered under the Securities Act of 1933.
The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest at a rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $9.267 per ADS. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act of 1934 with an obligation of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.
In May 2007, in connection with the tender offer by STSPL for equity securities of our Company, STSPL acquired $134,500 aggregate principal amount of these convertible notes. The balance $15,500 principal amount of the 2.5% convertible subordinated notes were converted into 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) in May 2007. In November 2007, we entered into a letter agreement with STSPL pursuant to which STSPL agreed to the following: (1) the conversion right of these convertible notes will be satisfied by a delivery of our ordinary shares in lieu of ADSs upon conversion of these convertible notes, (2) we have no obligation to list or cause to have quoted the ADSs on Nasdaq or another national securities exchange or over-the-counter market or any other market, (3) if our reporting obligations under the Exchange Act are terminated, we have no obligation to file with the SEC or provide the trustee for these convertible notes any reports, information or documents or comply with the provisions of the U.S. Trust Indenture Act of 1939, as amended, and (4) before STSPL transfers any of these convertible notes, it will procure the transferee to deliver a letter substantially in the form of the November 2007 letter or consent to the Company, STATS ChipPAC, Inc. and the trustee entering into a supplemental indenture to amend the indenture to effect the foregoing. In 2008, STSPL converted its entire $134,500 aggregate principal amount into ordinary share as discussed in Note 2.
The conversion price of the 2.5% convertible subordinated notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to subscribe for or purchase the Company’s ordinary shares, or securities convertible into the Company’s ordinary shares, at a price per share or a conversion price per share below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares any shares of capital stock of the Company, evidences of indebtedness or other non-cash assets (excluding (i) dividends, distributions and rights or warrants referred to above, and (ii) dividends or distributions paid in cash), or rights or warrants to subscribe for, or purchase any of the Company’s securities (excluding those rights or warrants referred to above); (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of all cash distributions in an aggregate amount that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the Company’s then market capitalization; and (5) on purchase by the Company of the Company’s ordinary shares to the extent it

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
involves aggregate consideration that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the Company’s then market capitalization.
The terms of the indentures governing the 2.5% convertible subordinated notes permit only issuance of new shares. There is no net cash or net share settlement provisions. Also, pursuant to the registration rights agreement relating to the 2.5% convertible subordinated notes, shelf registration was required to be maintained for a period of two years. The shelf registration requirement of the 2.5% convertible subordinated notes has been continued via a registration statement on Form F-3/S-3 filed on October 13, 2004 and which offering had been terminated on October 11, 2006.
The various provisions of the convertible notes were evaluated by the Company to determine whether any specific conversion features should be bifurcated from the debt host instrument and accounted for as separate derivatives. The Company concluded that conversion options, conversion price adjustments, option to settle for cash upon conversion, the Company’s call option and note holders’ put option embedded in the convertibles notes may be classified as equity and therefore do not need to be accounted for separately from the debt host instruments. The change in control put options are determined to be clearly and closely related to the debt host instrument and are not required to be accounted for separately. Further, the conversion prices were out-of-the-money at the commitment dates and did not result in bifurcation of beneficial conversion features.
On October 2, 2007, the Company issued a $50,000 promissory note carrying interest, payable annually, of 6% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3,200 amounted to $46,800 as of December 30, 2007. The promissory note is payable over 4 yearly installments of $20,000, $10,000, $10,000 and $6,800 over the next 4 years. The first installment of $20,000 was paid to LSI in 2008.
STATS ChipPAC Korea Ltd. has a line of credit from Hana Bank in South Korea with a credit limit of $25,000. In 2006, STATS ChipPAC Korea Ltd. borrowed $12,000 under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3,600 under this facility. As of December 28, 2008, the interest rate for the $12,000 loan was 3.7% per annum and the interest rate for the $3,600 loan was 3.5% per annum. Interest is payable on a monthly basis. The principal on the $12,000 loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3,600 loan is repayable at maturity in June 2009. As of December 28, 2008, $634 was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26,353 as of December 28, 2008. As of December 28, 2008, $6,600 of the loans was outstanding.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion ($106,872 based on the exchange rate as January 30, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of December 28, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion ($20,781 based on the exchange rate as of January 30, 2009) under the term loan facility. The term loan facility bore interest at a rate of 3.4% per annum in 2008 and interest on the loan is payable on a quarterly basis. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of December 28, 2008, the outstanding balance on this facility was $21,186.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.0 billion ($29,687 based on the exchange rate as January 30, 2009) of bank and credit facilities from various other banks and financial institutions, of which $3,867 borrowings was outstanding as of December 28, 2008. These credit facilities have varying interest rates ranging from 2.2% to 2.7% per annum and maturities ranging from 2009 through 2012.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Annual maturities of long-term debts as of December 28, 2008 are as follows:

Payable in year
2009	26,953
2010	170,353
2011	225,374
2012	773

$423,453

The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, on an unsecured senior basis. See Note 28, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of STATS ChipPAC Taiwan Semiconductor Corporation, are subject to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010, which, among other things, limit their ability to incur additional indebtedness, prepay subordinated debts, make investments, declare or pay dividends, enter into transactions with affiliates, sell assets, enter into sale and leaseback transactions, incur liens and encumbrances, enter into merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness. At December 28, 2008, the Company was in compliance with all covenants.
16. Unutilized Credit Facilities
As of December 30, 2007 and December 28, 2008, the Company have other undrawn banking and credit facilities consisting of short-term loans, long-term loans and bank guarantees of $30,826 and $41,571, respectively, with financial institutions in various countries. The notional letters of credit amounts outstanding as of December 30, 2007 and December 28, 2008 were $3,250 and $884, respectively.
17. Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 30,	December 28,
	2007	2008
Deferred tax liabilities	$64,463	$29,191
Accrued retirement and severance benefits	38,985	22,908
Liability for uncertain tax positions	16,604	7,499
Others	5,041	4,546

	$125,093	$64,144

Changes in accrued retirement and severance benefits in 2006, 2007 and 2008 are as follows:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Beginning	$20,210	$27,154	$39,237
Increase due to acquisition	—	7,677	—
Provision for retirement and severance benefits	9,119	12,031	8,166
Severance payments	(4,172)	(7,348)	(15,752)
Foreign currency loss	1,997	(277)	(8,568)

Ending	$27,154	$39,237	$23,083
Payments on deposits with Korean National Pension Fund	(262)	(252)	(175)

Ending, net of payments on deposits	$26,892	$38,985	$22,908

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
18. Share Capital and Additional Paid-in Capital
The Company is incorporated in Singapore. Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital as of January 30, 2006 which increased the share capital account on that date to $1,820,277.
As a result of the employees exercising their share options and purchase rights in 2006, 2007 and 2008, 26,522,092, 27,793,536 and 9,745,970 ordinary shares were issued, respectively.
In 2007 and 2008, the Company issued 1,672,601 ADSs (equivalent to 16,726,010 ordinary shares) and 145,138,660 ordinary shares upon conversion of $15,500 and $134,500 aggregate principal amount of its 2.5% convertible subordinated notes due 2008, respectively.
19. Share Repurchase
The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. At the annual general meeting in April 2007, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 28, 2008, the Company had not repurchased any shares.
20. Accumulated Other Comprehensive (Loss) Income
The components of accumulated other comprehensive loss are as follows:

	December 30,	December 28,
	2007	2008
Currency translation loss	$(7,086)	$(7,589)
Unrealized gain (loss) on hedging instruments	378	(4,113)
Unrealized loss on available-for-sale marketable securities	(897)	(606)

	$(7,605)	$(12,308)

21. Share Options and Incentive Plans
As of December 28, 2008, the Company had outstanding grants under two share-based compensation plans. Two of the Company’s share-based compensation plans were terminated in 2008 pursuant to the Company’s consideration on replacement of its long term compensation strategy.
The Company adopted the fair value recognition provisions of SFAS 123(R) in 2006. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Cost of revenues	$5,965	$4,783	$905
Selling, general and administrative	6,143	3,118	875
Research and development	1,580	968	228
Accelerated share-based compensation	—	—	1,562

	$13,688	$8,869	$3,570

The Company issued Restricted Shares Units (“RSUs”) and contingent Performance Share Plan (“PSP”) awards in 2007 pursuant to the Restricted Share Plan (“RSP”) and the PSP, respectively. No share options were granted in 2007, as the RSP is intended to replace the grants of share options under the STATS ChipPAC Ltd. Share Option Plan, as amended. In January 2008, the Company decided to terminate the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”) and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”). The termination became effective in end March 2008. The STATS ChipPAC Share Option Plan, as amended, was phased out in 2006 and replaced by the RSP. No Restricted Share Units (“RSUs”), contingent Performance Share Plan awards, employee share purchase rights or share options were granted in 2008.
SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. In 2007 and 2008, the windfall tax benefit realized from exercised employee share options was insignificant.
Concurrently with the tender offer (refer to “Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer” in Note 1(a)), STSPL made an options proposal to all holders of options granted under the STATS ChipPAC share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85,348,090 options were surrendered pursuant to the options proposal.
The following table summarizes share option activity in 2006, 2007 and 2008:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at December 26, 2005	124,175	1.01
Granted	16,498	0.68
Lapsed and forfeited	(17,596)	1.11
Exercised	(6,277)	0.41

Options outstanding at December 31, 2006	116,800	0.99
Lapsed and forfeited	(4,222)	1.25
Surrendered in tender offer	(85,348)	1.02
Exercised	(11,244)	0.62

Options outstanding at December 30, 2007	15,986	$1.70
Lapsed and forfeited	(1,559)	1.60
Exercised	(37)	0.55

Options outstanding at December 28, 2008	14,390	$1.83	$3

Exercisable at December 31, 2006	70,732	$1.19

Exercisable at December 30, 2007	15,328	$1.53

Exercisable at December 28, 2008	14,303	$1.53	$3

The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their share options. In 2007 and 2008, the total amount of cash received from the exercise of share options was $6,907 and $21, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes information about share options outstanding at December 28, 2008:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/28/2008	Life	Price	12/28/2008	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	13	0.8 years	$0.14	13	0.8 years	$0.14
$0.22 to $0.29	28	4.0 years	$0.29	28	4.0 years	$0.29
$0.43 to $0.47	1	2.3 years	$0.46	1	2.2 years	$0.46
$0.55 to $0.87	525	3.8 years	$0.76	438	3.5 years	$0.79
$0.91 to $1.07	1	2.5 years	$1.07	1	2.5 years	$1.07
$1.16 to $1.64	12,797	3.3 years	$1.39	12,797	3.3 years	$1.39
$2.04 to $2.61	208	1.0 years	$2.09	208	1.0 years	$2.09
$3.99	817	1.3 years	$3.99	817	1.3 years	$3.99

	14,390	3.1 years		14,303	3.1 years

The following table summarizes information on RSUs and contingent PSP awards activity in 2007 and 2008:

	RSUs			Contingent PSP awards
		Weighted			Weighted
		Average			Average
		Grant-			Grant-
	Number of	Date Fair	Aggregate	Number of	Date Fair	Aggregate
	shares	Value	Intrinsic Value	shares	Value	Intrinsic Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)
Granted in 2007	6,970	$0.86		3,450	$0.85
Lapsed and forfeited	(668)	0.86		(470)	0.85

Outstanding as of December 30, 2007	6,302	0.86		2,980	0.85
Lapsed and forfeited	(655)	0.86		(45)	0.85
Cancelled	—	—		(2,935)	0.85
Vested	(2,083)	0.86		—	—

Outstanding as of December 28, 2008	3,564	$0.85	$1,922	—	$—	$—

The aggregate intrinsic value in the table above represents the value of the shares on the date that the RSUs and contingent PSP awards vest.
In 2008, 2.1 million ordinary shares were issued pursuant to the RSP. No issue of shares pursuant to RSP awards were made in 2007.
No issue of shares pursuant to contingent PSP awards was made in 2007 and 2008. Upon the termination of the PSP in March 2008, the Company cancelled the 2,935,000 unvested Contingent PSP awards in 2008. As a result, the Company recorded $1,562 of accelerated share-based compensation expense in 2008.
The fair value of the contingent PSP awards for 2007 was calculated with the following assumptions:

Year Ended
December 30, 2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
For the employee share purchase rights under the terms of the ESPP granted prior to its termination in March 2008, the total number of shares purchased under the plan and the Company’s matching contribution of 20% of the contribution of the ESPP participants by issuing shares, can vary as the purchase price per share was determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights was determined at the end of the purchase period, on which the number of shares an employee was entitled and the purchase price were determinable. The Company calculated estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.
The Company estimated the grant-date fair value of share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporated various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility was based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options was derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The fair value of share options granted in 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended
December 31, 2006
Expected term	3 - 7 years
Dividend yield	0.0%
Risk free interest rate	3.0% - 3.4%
Weighted average volatility	39.1%
The Company estimated the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards was calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
As of December 30, 2007 and December 28, 2008, there were $29 and $2,510, and $5 and $683 of unrecognized share-based compensation expenses, respectively, related to approximately 658,456 and 86,766 of unvested share option awards and 6,302 and 3,564 of unvested RSUs, respectively, net of $24 and $1 of estimated share option award forfeitures and $160 and $113 of estimated RSU forfeitures, respectively. In 2008, these costs are expected to be recognized over a weighted-average period of 1.0 and 1.1 years for share options and the RSUs, respectively. In 2007, these costs are expected to be recognized over a weighted-average period of 1.0 and 1.6 years for share options and the RSUs, respectively.
In 2007 and 2008, the total grant-date fair value of share options that vested were $11,114 and $6,003. The total intrinsic value of share options exercised in 2007 and 2008 were $6,699 and $12, respectively. In 2007 and 2008, the value of the 16,549,520 and 7,625,760 shares issued for ESPP purchases were $12,944 and $6,132 and employees contributed $12,968 and $4,704 to the ESPP, respectively.
22.	Commitments and Contingencies
     (a) Commitments
As of December 30, 2007 and December 28, 2008, unconditional purchase obligations consist of the following:

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

	December 30,	December 28,
	2007	2008
Capital commitments
Building, mechanical and electrical installation	$9,137	$2,187
Plant and equipment	55,094	33,522

Other commitments
Inventories	$49,925	$27,848

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $6,128 per annum for 2009 through 2013.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2006, 2007 and 2008 was $11,084, $11,277 and $11,794, respectively.
The Company has leased certain plant and equipment under operating leases. These leases extend through 2010. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases in 2006, 2007 and 2008 were $21,749, $1,954 and $4,662, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 28, 2008 were:

Payable in year
2009	12,610
2010	10,323
2011	9,432
2012	8,355
2013	8,330
Thereafter	27,115

$76,165

     (b) Contingencies
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.
In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation. The target date currently set by the ITC for the conclusion of the First ITC Investigation is April 2009.
In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. The Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.
The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action.Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
The Company believes that it has a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
In connection with the merger of STATS and ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $11,617 based on the exchange rate as of January 30, 2009) was made by the South Korean National Tax Service (the “NTS”), relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. The Company does not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the NTS’s Mutual Agreement Procedure (“MAP”). In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of 2.7 billion South Korean Won (approximately $1,935 based on the exchange rate as of January 30, 2009) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that the Company is not successful with its appeal, the Company estimates that the maximum amount payable by the Company,

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
including potential interest and local surtax, as of December 28, 2008 to be 35.2 billion South Korean Won (approximately $25,514 based on the exchange rate as of January 30, 2009). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
23. Restructuring Charges
The restructuring charges of $19,790 in 2008 consist of severance and related charges in connection with the reduction of the Company’s workforce including the reduction of approximately 335 employees in the first quarter 2008 and approximately 1,600 employees which the Company announced in December 2008 in response to the global economic downturn. The workforce reduction announced in December 2008 is expected to be completed in the first quarter of 2009.
The restructuring charges of $1,938 and $990 in 2006 and 2007 consist of severance and related charges in connection with the reduction in workforce by 556 and 143 employees, respectively.
24. Other Non-Operating Income (Expense)

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
Gain (loss) on sale and maturity of marketable securities	$5	$(131)	$36
Loss from repurchase and redemption of senior and convertible notes	(500)	—	—
Other income (expense), net	603	(311)	(9)

	$108	$(442)	$27

25. Fair Value of Financial Instruments
As more fully discussed in Note 1 (ee), effective in 2008, the Company adopted SFAS 157 for measuring financial assets and liabilities and non-financial assets and liabilities that are recognized at fair value in the financial statements. The following information as it pertains to 2008 is presented in accordance with the requirements of SFAS 157. Information pertaining to 2007 is presented in accordance with the disclosure requirements in effect prior to the adoption of SFAS 157.
The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets forth the fair value of the Company’s financial assets and liabilities that were accounted for, at fair value on a recurring basis as of December 28, 2008:

	Fair value measurement
	December 28, 2008
	Level 1	Level 2	Level 3
Assets:
Marketable securities	$56,901	$—	$—

	$56,901	$—	$—

Liabilities:
Foreign currency forward contracts	$—	$7,078	$—

	$—	$7,078	$—

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The carrying amounts of marketable securities and foreign currency forward contracts are equal to their fair value. Unrealized gains or losses on marketable securities and foreign currency forward contracts are recorded in accumulated other comprehensive gain (loss) at each measurement date. The carrying amounts of cash and cash equivalents, restricted cash, short-term borrowings and long-term debts are equal to their fair value.
The following table sets forth the estimated fair value of the Company’s financial liabilities that are not measured at fair value on a recurring basis as of December 28, 2008:

	Estimated Fair Value
	December 28, 2008
	Level 1	Level 2	Level 3

Liabilities:
Senior notes	$—	$268,250	$—

	$—	$268,250	$—

The carrying values of the senior notes as of December 28, 2008 were $365,000.
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.
The following methods and assumptions were used to estimate the fair value disclosures of significant classes of financial instruments as of December 30, 2007:
Cash and cash equivalents
Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.
Marketable securities
The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value.
Restricted cash
The fair value is based on current interest rates available to the Company for time deposits and government bonds of similar terms and remaining maturities.
Short-term borrowings and long-term debts
The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.
Senior and convertible notes
The fair value is estimated by obtaining quotes from market and brokers or based on current rates offered to the Company or similar issues for debt of the same remaining maturities.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Limitations
Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following table set forth the carrying amounts and fair values of the Company’s financial instruments as of December 30, 2007 prior to the adoption of SFAS 157:

	December 30, 2007
	Carrying	Estimated
	Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$213,461	$213,461
Marketable securities	44,526	44,526
Restricted cash	1,612	1,612
Financial Liabilities:
Short-term borrowings	$50,300	$50,300
Long-term debts, excluding senior and convertible notes	92,843	92,805
Senior and convertible notes	521,491	540,862
26. Business Segment, Geographic and Major Customer Data
Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”) are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation under SFAS 131 due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 31,	December 30,	December 28,
	2006	2007	2008
United States
— packaging — laminate	648,258	690,297	692,734
— packaging — leaded	265,012	259,732	230,434
— test and other services	269,939	283,735	279,348

	1,183,209	1,233,764	1,202,516

Asia
— packaging — laminate	231,946	213,857	189,742
— packaging — leaded	21,861	32,576	55,869
— test and other services	132,720	121,410	126,855

	386,527	367,843	372,466

Europe
— packaging — laminate	17,585	25,928	55,027
— packaging — leaded	9,610	11,154	12,170
— test and other services	20,002	12,871	16,009

	47,197	49,953	83,206

Total
— packaging — laminate	897,789	930,082	937,503
— packaging — leaded	296,483	303,462	298,473
— test and other services	422,661	418,016	422,212

	$1,616,933	$1,651,560	$1,658,188

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Long-lived assets by geographical area were:

	Year Ended
	December 30,	December 28,
	2007	2008
Singapore	$280,371	$227,636
United States	20,110	17,666
Rest of Asia	976,009	971,040

Total	$1,276,490	$1,216,342

Net assets by geographical area were:

	Year Ended
	December 30,	December 28,
	2007	2008
Singapore	$495,100	$493,739
United States	96,369	136,536
Rest of Asia	792,500	918,382

Total	$1,383,969	$1,548,657

In 2008, Qualcomm, Inc. (“Qualcomm”) contributed 11.6% of our net revenues. In 2007, Analog Devices, Inc. (“ADI”) contributed 10.1% of our net revenues. In 2006, Freescale Semiconductor Inc. (“Freescale”) and Intel Corporation (“Intel”) each contributed 10.7% and 10.1% of our net revenues, respectively.
27. Recent Event
In February 2009, the Company announced that it will not proceed with its proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, the Company has not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.
28. Condensed Consolidating Financial Information
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The senior notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) STATS ChipPAC, Inc., STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries and STATS ChipPAC Korea Ltd did not provide guarantees.
The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$501,660	$573,502	$1,083,906	$289,434	$(831,569)	$1,616,933
Cost of revenues	(400,330)	(490,533)	(950,997)	(240,838)	791,925	(1,290,773)

Gross profit	101,330	82,969	132,909	48,596	(39,644)	326,160

Operating expenses:
Selling, general and administrative	57,018	12,453	90,176	12,030	(32,211)	139,466
Research and development	10,253	10,408	15,962	1,334	(7,511)	30,446
Restructuring charges	1,938	—	—	—	—	1,938

Total operating expenses	69,209	22,861	106,138	13,364	(39,722)	171,850

Operating income	32,121	60,108	26,771	35,232	78	154,310

Other income (expense), net:
Interest income	3,468	389	2,803	811	(2,070)	5,401
Interest expense	(35,198)	(3,507)	(7,145)	(2,036)	2,070	(45,816)
Foreign currency exchange gain (loss)	89	(2,874)	2,303	(1,142)	46	(1,578)
Equity gain from investment in equity investee	152	—	—	—	—	152
Equity gain from investment in subsidiaries	74,478	—	12,741	—	(87,219)	—
Dividend income from subsidiary	2,903	—	—	—	(2,903)	—
Other non-operating income (expense), net	195	(2)	(381)	296	—	108

Total other income (expense), net	46,087	(5,994)	10,321	(2,071)	(90,076)	(41,733)

Income before income taxes	78,208	54,114	37,092	33,161	(89,998)	112,577
Income tax expense	(1,400)	(19,624)	(3,291)	(1,444)	—	(25,759)

Income before minority interest	76,808	34,490	33,801	31,717	(89,998)	86,818
Minority interest	—	—	—	—	(10,010)	(10,010)

Net income	$76,808	$34,490	$33,801	$31,717	$(100,008)	$76,808

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income	$76,808	$34,490	$33,801	$31,717	$(100,008)	$76,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86,748	53,207	76,871	49,570	(79)	266,317
Amortization of leasing prepayments	7,386	—	—	—	—	7,386
Debt issuance cost amortization	2,262	—	109	—	—	2,371
Loss (gain) on sale of property, plant and equipment	852	(16)	(58)	473	—	1,251
Accretion of discount on convertible notes	6,618	—	—	—	—	6,618
Loss on redemption of convertible notes	—	—	500	—	—	500
Foreign currency exchange loss (gain)	(220)	—	—	1,024	(46)	758
Share-based compensation	4,150	5,244	3,191	1,103	—	13,688
Deferred income taxes	1,400	19,515	(769)	(293)	—	19,853
Minority interest in income of subsidiary	—	—	—	—	10,010	10,010
Equity income from investment in subsidiaries	(74,479)	—	(12,741)	—	87,220	—
Equity income from investment in equity investee	(152)	—	—	—	—	(152)
Gain on sale of marketable securities	—	—	—	(5)	—	(5)
Others	487	175	137	210	—	1,009
Changes in operating working capital:
Accounts receivable	15,170	—	(23,298)	5,339	—	(2,789)
Amounts due from affiliates	(120,238)	(6,398)	4,780	(12,221)	138,381	4,304
Inventories	(11,631)	(9,984)	(1,893)	(8,760)	—	(32,268)
Other receivables, prepaid expenses and other assets	6,358	(451)	(298)	1,746	—	7,355
Accounts payable, accrued operating expenses and other payables	2,973	10,070	415	31,316	—	44,774
Amounts due to affiliates	10,052	(13,953)	137,559	4,706	(138,381)	(17)

Net cash provided by operating activities	14,544	91,899	218,306	105,925	(2,903)	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$35,391	$—	$35,391
Proceeds from maturity of marketable securities	—	—	—	20,841	—	20,841
Purchases of marketable securities	—	—	—	(80,866)	—	(80,866)
Cash injection in subsidiaries	(7,517)	—	(54,500)	—	62,017	—
Investment in equity investee	(10,154)	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,835)	(1,151)	(3,012)	(421)	—	(6,419)
Purchases of property, plant and equipment	(96,176)	(94,167)	(72,208)	(157,913)	26,821	(393,643)
Proceeds from sale of assets held for sale	—	—	—	4,027	—	4,027
Others, net	12,100	6,139	7,199	6,423	(26,821)	5,040

Net cash used in investing activities	(103,582)	(89,179)	(122,521)	(172,518)	62,017	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(21,496)	$—	$(20,794)	$—	$(42,290)
Repayment of long-term debts	—	(690)	—	(26,937)	—	(27,627)
Proceeds from issuance of shares, net of expenses	13,254	—	—	62,017	(62,017)	13,254
Repurchase and redemption of senior and convertible notes	—	—	(50,500)	—	—	(50,500)
Proceeds from bank borrowings	—	16,653	—	43,655	—	60,308
Decrease in restricted cash	—	116	—	1,511	—	1,627
Capital lease payments	—	(7,091)	—	—	—	(7,091)
Distribution to minority interest in subsidiary	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	13,254	(12,508)	(50,500)	54,007	(59,114)	(54,861)

Net increase (decrease) in cash and cash equivalents	(75,784)	(9,788)	45,285	(12,586)	—	(52,873)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(390)	—	(390)
Cash and cash equivalents at beginning of the year	144,841	32,291	10,500	37,088	—	224,720

Cash and cash equivalents at end of the year	$69,057	$22,503	$55,785	$24,112	$—	$171,457

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 30, 2007

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$91,813	$25,224	$65,945	$30,479	$—	$213,461
Short-term marketable securities	—	—	—	29,230	—	29,230
Accounts receivable, net	72,827	—	183,486	15,047	—	271,360
Short-term amounts due from affiliates	440,518	38,005	141,656	65,932	(676,819)	9,292
Other receivables	2,527	2,716	904	730	—	6,877
Inventories	19,614	38,516	11,680	13,502	—	83,312
Prepaid expenses and other current assets	5,276	2,589	11,170	3,285	—	22,320

Total current assets	632,575	107,050	414,841	158,205	(676,819)	635,852
Long-term marketable securities	15,296	—	—	—	—	15,296
Long-term amounts due from affiliates	—	—	—	6,852	—	6,852
Property, plant and equipment, net	280,371	382,420	289,828	323,871	—	1,276,490
Investment in equity investee	10,350	—	—	—	—	10,350
Investment in subsidiaries	995,948	—	111,167	—	(1,107,115)	—
Intangible assets	5,646	1,586	30,495	3,027	—	40,754
Goodwill	—	316,067	125,800	103,882	2,209	547,958
Long-term restricted cash	—	629	614	369	—	1,612
Prepaid expenses and other non-current assets	15,055	27,061	1,406	18,268	—	61,790

Total assets	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,024	$76,254	$28,780	$45,242	$—	$164,300
Payables related to property, plant and equipment purchases	13,422	35,486	11,350	10,486	—	70,744
Accrued operating expenses	48,028	12,091	37,554	11,843	—	109,516
Income taxes payable	—	7,682	2,718	6,850	—	17,250
Short-term borrowings	50,000	—	—	300	—	50,300
Short-term amounts due to affiliates	58,447	87,560	485,123	47,340	(676,819)	1,651
Current installments of long-term debts	21,991	6,000	154,500	7,990	—	190,481

Total current liabilities	205,912	225,073	720,025	130,051	(676,819)	604,242
Long-term debts, excluding current installments	365,000	6,600	26,800	25,453	—	423,853
Other non-current liabilities	360	95,377	19,067	10,289	—	125,093

Total liabilities	571,272	327,050	765,892	165,793	(676,819)	1,153,188

Minority interest	—	—	—	—	59,797	59,797
Total shareholders’ equity	1,383,969	507,763	208,259	448,681	(1,164,703)	1,383,969

Total liabilities and shareholders’ equity	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 30, 2007

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$432,058	$613,248	$1,199,553	$333,329	$(926,628)	$1,651,560
Cost of revenues	330,428	526,608	1,077,722	278,235	(882,709)	1,330,284

Gross profit	101,630	86,640	121,831	55,094	(43,919)	321,276

Operating expenses:
Selling, general and administrative	54,715	15,336	65,966	9,887	(33,311)	112,593
Research and development	13,931	10,262	19,522	1,833	(10,630)	34,918
Tender offer expenses	10,119	—	803	—	—	10,922
Impairment of assets held for sale	—	—	1,725	—	—	1,725
Restructuring charges	990	—	—	—	—	990

Total operating expenses	79,755	25,598	88,016	11,720	(43,941)	161,148

Operating income	21,875	61,042	33,815	43,374	22	160,128

Other income (expense), net:
Interest income	3,807	425	4,086	971	(2,031)	7,258
Interest expense	(33,904)	(3,094)	(4,187)	(1,296)	2,031	(40,450)
Foreign currency exchange gain	1,968	322	179	18	—	2,487
Equity gain from investment in equity investee	102	—	—	—	—	102
Equity gain from investment in subsidiaries	99,636	—	24,735	—	(124,371)	—
Dividend income from subsidiary	5,486	—	—	—	(5,486)	—
Other non-operating income (expense), net	(3,286)	3,429	(877)	292	—	(442)

Total other income (expense), net	73,809	1,082	23,936	(15)	(129,857)	(31,045)

Income before income taxes	95,684	62,124	57,751	43,359	(129,835)	129,083
Income tax expense	2,000	11,402	7,583	8,596	—	29,581

Income before minority interest	93,684	50,722	50,168	34,763	(129,835)	99,502
Minority interest	—	—	—	—	(5,818)	(5,818)

Net income	$93,684	$50,722	$50,168	$34,763	$(135,653)	93,684

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 30, 2007

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities

Net income	93,684	50,722	50,168	34,763	(135,653)	93,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,095	65,509	54,937	49,818	(7)	254,352
Amortization of leasing prepayments	11	—	—	—	—	11
Debt issuance cost amortization	2,446	—	115	—	—	2,561
Loss (gain) on sale of property, plant and equipment	1,090	(1)	(36)	(1,070)	—	(17)
Impairment of assets held for sale	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,830	—	—	—	—	4,830
Foreign currency exchange loss (gain)	(16)	—	—	755	(15)	724
Share-based compensation	3,192	3,958	1,531	188	—	8,869
Deferred income taxes	2,000	(9,079)	2,490	914	—	(3,675)
Minority interest in income of subsidiary	—	—	—	—	5,818	5,818
Equity income from investment in subsidiaries	(99,636)	—	(24,735)	—	124,371	—
Equity income from investment in equity investee	(102)	—	—	—	—	(102)
Others	280	(17)	59	1,282	—	1,604
Changes in operating working capital:
Accounts receivable	2,828	—	(30,059)	(350)	—	(27,581)
Amounts due from affiliates	55,562	(23,032)	(40,574)	(46,951)	41,357	(13,638)
Inventories	17,382	3,354	(3,868)	12,731	—	29,599
Other receivables, prepaid expenses and other assets	4,091	6,597	(2,239)	(1,337)	—	7,112
Accounts payable, accrued operating expenses and other payables	(21,209)	36,516	41,981	(12,996)	(262)	44,030
Amounts due to affiliates	40,330	12,162	(20,287)	10,758	(41,357)	1,606

Net cash provided by operating activities	190,858	146,689	31,208	48,505	(5,748)	411,512

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$19,660	$—	$19,660
Proceeds from maturity of marketable securities	2,614	—	—	20,985	—	23,599
Purchases of marketable securities	—	—	—	(27,450)	—	(27,450)
Cash injection in subsidiaries	(60,214)	—	—	—	60,214	—
Acquisition of intangible assets	(2,247)	(446)	(2,500)	(1,569)	—	(6,762)
Acquisition of business	—	—	(100,000)	—	—	(100,000)
Purchases of property, plant and equipment	(43,237)	(145,307)	(31,319)	(46,525)	34,100	(232,288)
Proceeds from sale of assets held for sale	—	—	657	21,172	—	21,829
Others, net	16,049	6,983	4,228	9,164	(34,100)	2,324

Net cash used in investing activities	(87,035)	(138,770)	(128,934)	(4,563)	60,214	(299,088)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(48)	$—	$(6,501)	$—	$(6,549)
Repayment of long-term debts	(114,118)	(5,070)	—	(51,330)	—	(170,518)
Proceeds from issuance of shares, net of expenses	19,851	—	58,500	1,452	(59,952)	19,851
Repurchase and redemption of senior and convertible notes	(36,800)	—	—	—	—	(36,800)
Proceeds from promissory notes	—	—	50,000	—	—	50,000
Proceeds from bank borrowings	50,000	3,600	—	29,257	—	82,857
Increase in restricted cash	—	—	(614)	(17)	—	(631)
Capital lease payments	—	(3,680)	—	—	—	(3,680)
Distribution to minority interest in subsidiary	—	—	—	(10,466)	5,486	(4,980)

Net cash provided by (used in) financing activities	(81,067)	(5,198)	107,886	(37,605)	(54,466)	(70,450)

Net increase in cash and cash equivalents	22,756	2,721	10,160	6,337	—	41,974
Effect of exchange rate changes on cash and cash equivalents	—	—	—	30	—	30
Cash and cash equivalents at beginning of the year	69,057	22,503	55,785	24,112	—	171,457

Cash and cash equivalents at end of the year	$91,813	$25,224	$65,945	$30,479	$—	$213,461

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 28, 2008

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$146,281	$12,807	$95,239	$41,589	$—	$295,916
Short-term marketable securities	—	—	—	41,314	—	41,314
Accounts receivable, net	52,301	—	79,313	7,906	—	139,520
Short-term amounts due from affiliates	645,175	662	212,407	13,157	(860,610)	10,791
Other receivables	2,490	1,343	3,881	643	—	8,357
Inventories	13,306	26,284	11,237	9,890	—	60,717
Prepaid expenses and other current assets	1,773	8,488	2,866	1,566	—	14,693

Total current assets	861,326	49,584	404,943	116,065	(860,610)	571,308
Long-term marketable securities	15,587	—	—	—	—	15,587
Long-term amounts due from affiliates	—	—	—	13,726	—	13,726
Property, plant and equipment, net	227,636	374,189	297,950	316,567	—	1,216,342
Investment in equity investee	9,001	—	—	—	—	9,001
Investment in subsidiaries	1,030,329	—	92,050	—	(1,122,379)	—
Intangible assets	12,024	1,406	29,200	2,132	—	44,762
Goodwill	—	319,638	125,605	103,680	2,209	551,132
Long-term restricted cash	—	634	15	363	—	1,012
Prepaid expenses and other non-current assets	9,140	8,205	1,033	5,815	—	24,193

Total assets	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$11,086	$44,767	$30,450	$31,924	$—	$118,227
Payables related to property, plant and equipment purchases	9,264	1,561	13,994	5,885	—	30,704
Accrued operating expenses	52,609	53,136	29,114	13,210	—	148,069
Income taxes payable	—	18	1,792	1,569	—	3,379
Short-term borrowings	50,000	—	—	—	—	50,000
Short-term amounts due to affiliates	128,244	81,588	611,119	41,047	(860,610)	1,388
Current installments of long-term debts	—	6,600	10,000	10,353	—	26,953

Total current liabilities	251,203	187,670	696,469	103,988	(860,610)	378,720
Long-term debts, excluding current installments installments	365,000	—	16,800	14,700	—	396,500
Other non-current liabilities	183	33,221	18,458	12,282	—	64,144

Total liabilities	616,386	220,891	731,727	130,970	(860,610)	839,364

Minority interest	—	—	—	—	59,042	59,042
Total shareholders’ equity	1,548,657	532,765	219,069	427,378	(1,179,212)	1,548,657

Total liabilities and shareholders’ equity	$2,165,043	$753,656	$950,796	$558,348	$(1,980,780)	$2,447,063

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 28, 2008

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$412,730	$621,020	$1,241,330	$263,018	$(879,910)	$1,658,188
Cost of revenues	309,296	560,018	1,089,030	257,536	(832,083)	1,383,797

Gross profit	103,434	61,002	152,300	5,482	(47,827)	274,391

Operating expenses:
Selling, general and administrative	57,355	14,002	72,128	10,632	(35,780)	118,337
Research and development	15,245	10,690	22,133	1,804	(12,047)	37,825
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
Accelerated share based compensation	1,027	317	117	101	—	1,562
Restructuring charges	5,912	—	12,763	1,115	—	19,790

Total operating expenses	84,479	31,339	113,394	17,220	(47,827)	198,605

Operating income (loss)	18,955	29,663	38,906	(11,738)	—	75,786

Other income (expense), net:
Interest income	2,559	169	3,550	1,438	(2,031)	5,685
Interest expense	(30,583)	(2,511)	(3,897)	(1,026)	2,031	(35,986)
Foreign currency exchange gain (loss)	195	9,809	(4,923)	166	—	5,247
Equity gain from investment in equity investee	(1,437)	—	—	—	—	(1,437)
Equity gain from investment in subsidiaries	37,109	—	(19,118)	—	(17,991)	—
Dividend income from subsidiary	4,664	—	—	—	(4,664)	—
Other non-operating income (expense), net	44	—	(134)	117	—	27

Total other income (expense), net	12,551	7,467	(24,522)	695	(22,655)	(26,464)

Income (loss) before income taxes	31,506	37,130	14,384	(11,043)	(22,655)	49,322
Income tax expense	5,804	8,790	3,616	962	—	19,172

Income (loss) before minority interest	25,702	28,340	10,768	(12,005)	(22,655)	30,150
Minority interest	—	—	—	—	(4,448)	(4,448)

Net income (loss)	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 28, 2008

		STATS		Non-
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$25,702	$28,340	$10,768	$(12,005)	$(27,103)	$25,702
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	78,253	81,430	69,536	54,472	—	283,691
Debt issuance cost amortization	2,691	—	46	—	—	2,737
Asset impairment written off	4,940	6,330	6,253	3,568	—	21,091
Loss (gain) on sale of property, plant and equipment	1,335	—	9	(221)	—	1,123
Accretion of discount on convertible notes	66	—	—	—	—	66
Foreign currency exchange loss (gain)	—	—	—	(1,555)	—	(1,555)
Share-based compensation	1,933	992	402	243	—	3,570
Deferred income taxes	5,900	930	(684)	(635)	—	5,511
Minority interest in income of subsidiary	—	—	—	—	4,448	4,448
Equity (income) loss from investment in subsidiaries	(37,109)	—	19,118	—	17,991	—
Equity loss from investment in equity investee	1,437	—	—	—	—	1,437
Others	504	2,610	887	177	—	4,178
Changes in operating working capital:
Accounts receivable	20,526	—	104,173	7,141	—	131,840
Amounts due from affiliates	(68,476)	37,343	(70,751)	45,901	47,610	(8,373)
Inventories	6,308	12,232	443	3,612	—	22,595
Other receivables, prepaid expenses and other assets	(257)	(577)	(3,956)	1,839	—	(2,951)
Accounts payable, accrued operating expenses and other payables	54	(56,801)	(6,660)	(11,915)	—	(75,322)
Amounts due to affiliates	69,797	(5,972)	(10,185)	(6,293)	(47,610)	(263)

Net cash provided by operating activities	113,604	106,857	119,399	84,329	(4,664)	419,525

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$29,755	$—	$29,755
Proceeds from maturity of marketable securities	—	—	3,810	46,331	—	50,141
Purchases of marketable securities	—	—	(3,810)	(89,284)	—	(93,094)
Cash injection in subsidiaries	(11,031)	—	—	—	11,031	—
Acquisition of intangible assets	(6,811)	(711)	(4,555)	(794)	—	(12,871)
Purchases of property, plant and equipment	(44,254)	(126,316)	(83,279)	(68,701)	43,651	(278,899)
Proceeds from sale of assets held for sale	—	—	9,413	9,695	—	19,108
Proceeds from deregistration of subsidiary	9,654	—	—	(9,654)	—	—
Others, net	8,871	13,758	7,717	15,451	(43,651)	2,146

Net cash used in investing activities	(43,571)	(113,269)	(70,704)	(67,201)	11,031	(283,714)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(5,035)	$—	$(5,035)
Repayment of long-term debts	—	(6,000)	(20,000)	(7,888)	—	(33,888)
Proceeds from issuance of shares, net of expenses	6,152	—	—	11,031	(11,031)	6,152
Repurchase and redemption of senior and convertible notes	(22,057)	—	—	—	—	(22,057)
Proceeds from bank borrowings	—	—	—	4,735	—	4,735
Increase in restricted cash	—	(5)	599	6	—	600
Distribution to minority interest in subsidiary	—	—	—	(8,976)	4,664	(4,312)
Grants received	340	—	—	—	—	340

Net cash used in financing activities	(15,565)	(6,005)	(19,401)	(6,127)	(6,367)	(53,465)

Net increase (decrease) in cash and cash equivalents	54,468	(12,417)	29,294	11,001	—	82,346
Effect of exchange rate changes on cash and cash equivalents	—	—	—	109	—	109
Cash and cash equivalents at beginning of the year	91,813	25,224	65,945	30,479	—	213,461

Cash and cash equivalents at end of the year	$146,281	$12,807	$95,239	$41,589	$—	$295,916

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF STATS CHIPPAC LTD.
(In compliance with the requirements of the Singapore Companies Act)
We have completed an integrated audit of STATS ChipPAC Ltd.’s 2008 consolidated financial statements and of its internal control over financial reporting as of December 28, 2008, set out on pages F-2 to F-48 of the Annual Report, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statements of STATS ChipPac Ltd. (the “Company”) and its subsidiaries (the “Group”) are prepared in accordance with accounting principles generally accepted in the United States of America.
These financial statements are the responsibility of the management. Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act (Cap. 50) (the “Act”) and accounting principles generally accepted in the United States of America. This responsibility includes:
(a)	devising and maintaining a system of internal accounting control sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;

(b)	selecting and applying appropriate accounting policies; and

(c)	making accounting estimates that are reasonable in the circumstances.
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
We reported separately on the consolidated financial statements of the Group on March 9, 2009 and our report is included thereon.
Our audit of the consolidated financial statements referred to above includes an audit of the accompanying unconsolidated balance sheet of the Company, which should be read in conjunction with the consolidated financial statements. The unconsolidated balance sheet of the Company as of December 28, 2008 and notes therein as set out on pages F-50 to F-60 are presented as required by the Act.
In our opinion,
(a)	the consolidated financial statements of the Group and the accompanying unconsolidated balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America, so as to give a true and fair view of the state of affairs of the Group and of the Company as of December 28, 2008, and the results, cash flows and changes in equity of the Group for the financial year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.
PricewaterhouseCoopers LLP
Certified Public Accountants
Singapore
March 9, 2009

STATS CHIPPAC LTD.
UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars

		December 30,	December 28,
	Note	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	3	$91,813	$146,281
Short-term marketable securities	4	—	—
Accounts receivable, net	5	72,827	52,301
Short-term amounts due from affiliates		2,650	1,556
Short-term amounts due from subsidiaries		437,868	643,619
Other receivables	6	2,527	2,490
Inventories	7	19,614	13,306
Prepaid expenses and other current assets	8	5,276	1,773

Total current assets		632,575	861,326
Long-term marketable securities	4	15,296	15,587
Property, plant and equipment, net	9	280,371	227,636
Investment in subsidiaries	10	995,948	1,030,329
Investment in equity investee	11	10,350	9,001
Intangible assets	12	5,646	12,024
Prepaid expenses and other non-current assets	8	15,055	9,140

Total assets		$1,955,241	$2,165,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables		$14,024	$11,086
Payables related to property, plant and equipment purchases		13,422	9,264
Accrued operating expenses	13	48,028	52,609
Short-term borrowing	14	50,000	50,000
Short-term amounts due to affiliates		1,651	1,304
Short-term amount due to subsidiaries		56,796	126,940
Current installments of long-term debts	16	21,991	—

Total current liabilities		205,912	251,203
Long-term debts, excluding current installments	16	365,000	365,000
Other non-current liabilities	18	360	183

Total liabilities		571,272	616,386

Share capital:
Ordinary shares — Issued ordinary shares —2,047,333,663 in 2007 and 2,202,218,293 in 2008	19	1,891,546	2,035,235
Accumulated other comprehensive loss	20	(7,605)	(12,308)
Accumulated deficit		(499,972)	(474,270)

Total shareholders’ equity		1,383,969	1,548,657

Commitments and contingencies	21
Total liabilities and shareholders’ equity		$1,955,241	$2,165,043

The accompanying notes form an integral part of the unconsolidated balance sheet.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars
1.	Background and Summary of Significant Accounting Policies
(a)	Business and Organization

STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) is incorporated in Singapore and its ordinary shares are listed on the Singapore Exchange (“SGX-ST”). The principal activities of the Company are the provision of a full range of semiconductor packaging design, assembly, test and distribution solutions.

In 2007, Winstek Semiconductor Corporation changed its name to STATS ChipPAC Taiwan Semiconductor Corporation. The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation’s total shares outstanding as of December 28, 2008.

The Company is required to prepare the unconsolidated balance sheet of the Company in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) for filing with the Accounting and Corporate Regulatory Authority (“ACRA”).

Under the Companies (Accounting Standards for Listed Companies) Order 2003 of the Singapore Companies (Amendment) Act, where a SGX-ST listed company is also listed on a foreign exchange which requires the company to comply with accounting standards other than Financial Reporting Standards, the company shall apply the alternative accounting standards if they are approved accounting standards by SGX-ST and the company has notified ACRA of its intention. As accounting principles generally accepted in the United States of America (“U.S. GAAP”) is an approved accounting standard and the Company has notified ACRA of its intention, the unconsolidated balance sheet of the Company has been prepared in accordance with U.S. GAAP.

The unconsolidated balance sheet of the Company should be read in conjunction with the consolidated financial statements, its basis of preparation and summary of significant accounting policies. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are included in the annual report of the Company.

The financial statements are expressed in U.S. dollars, which is the Company’s functional and presentation currency.

Proposed Capital Reduction Exercise and Related Financing Transaction

Refer to Note 1(a) of the consolidated financial statements for information on the Company’s proposed capital reduction exercise and related financing transaction.

Acquisition of LSI Corporation’s assembly and test facility in Thailand

In October 2007, the Company consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100,000, payable over the next four years through its wholly-owned subsidiary, STATS ChipPAC (Thailand) Limited. The Company financed the initial payment of $50,000 of the purchase consideration with the Company’s cash and cash equivalents, and issued promissory notes bearing interest of 6.0% per annum for the balance of the purchase price. The purchase price was assigned primarily to property, plant and equipment, and goodwill.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s Tender Offer

Refer to Note 1(a) of the consolidated financial statements for further information.
(b)	Subsidiaries and Equity Investee
The Company has subsidiaries in South Korea, China, Malaysia, Thailand, Taiwan, the British Virgin Island, Luxembourg, Barbados, Hungary and in the United States, its principal market. The Company’s equity investee company is based in Bermuda. Investments in subsidiaries and equity investee are accounted for using the equity accounting method.
(c)	Fiscal Year
Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. The Company’s 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. The Company’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2008, a 52-week year, ended on December 28, 2008 and fiscal year 2007, a 52-week year, ended on December 30, 2007. Unless otherwise stated, all years and dates refer to the Company’s fiscal years.
2.	Related Parties
As of December 28, 2008, Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned 1,845,715,689 ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134,500 of the 2.5% Convertible Subordinated Notes due 2008, issued by STATS ChipPAC, Inc. (“ChipPAC”), a wholly-owned subsidiary company, into 145,138,660 ordinary shares in May 2008. Refer to Note 2 of the consolidated financial statements for details of transactions with affiliates.
3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 30,	December 28,
	2007	2008
Cash at banks and on hand	$43,932	$17,091
Cash equivalents
Bank fixed deposits	13,248	106,897
Money market funds	34,633	22,293

	$91,813	$146,281

4.	Marketable Securities

Marketable securities consist of the following:

	December 30,				December 28,
	2007				2008
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$16,193	$—	$(897)	$15,296	$16,193	$—	$(606)	$15,587

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
Maturities of marketable securities (at fair value) are as follows:

	December 30,	December 28,
	2007	2008
Marketable securities:
Due in one year or less	$—	$—
Due after one year through five years	1,064	15,587
Due after five years	14,232	—

Total	$15,296	$15,587

5.	Accounts Receivable

Accounts receivable consist of the following:

	December 30,	December 28,
	2007	2008
Accounts receivable — third parties	$76,980	$57,123
Allowance for sales returns	(4,153)	(4,822)

	$72,827	$52,301

6.	Other Receivables

Other receivables consist of the following:

	December 30,	December 28,
	2007	2008
Deposits and staff advances	$4	$12
Other receivables	2,523	2,478

	$2,527	$2,490

7.	Inventories

Inventories consist of the following:

	December 30,	December 28,
	2007	2008
Raw materials	$13,447	$8,503
Work-in-progress	5,909	4,427
Finished goods	258	376

	$19,614	$13,306

8.	Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist of the following:

	December 30,	December 28,
	2007	2008
Other prepayments and assets	$1,656	$1,773
Leasing prepayments	91	—
Loans to a vendor	3,529	—

	$5,276	$1,773

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
Prepaid expenses and other non-current assets consist of the following:

	December 30,	December 28,
	2007	2008
Debt issuance cost, net of accumulated amortization of $7,677 and $5,547	$6,903	$4,212
Deferred income tax assets (Note 15)	5,900	—
Loans to a vendor	882	—
Others	1,370	4,928

	$15,055	$9,140

Details of the loans to a vendor as of December 30, 2007 are provided in Note 8 of the consolidated financial statements.
9.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 30,	December 28,
	2007	2008
Cost:
Buildings, mechanical and electrical installation	$63,964	$64,119
Equipment	854,450	792,909

Total cost	918,414	857,028
Total accumulated depreciation	(638,043)	(629,392)

Property, plant and equipment, net	$280,371	227,636

Equipment impairment charges of $4,940 were recorded in 2008 as a result of the Company’s ongoing assessment of property, plant and equipment for impairment. The equipment impairment charges were taken because continued softness in demand in end-markets to which certain of the equipment was dedicated had reduced the anticipated future usage of such equipment.
10.	Investment in Subsidiaries

Investment in subsidiaries is summarized as follows:

	December 30,	December 28,
	2007	2008
Unquoted equity shares at cost	$1,275,013	$1,274,164
Quoted equity shares at cost	40,894	40,894

	1,315,907	1,315,058
Less: share of net losses of subsidiaries	(319,959)	(284,729)

	$995,948	$1,030,329

11.	Investment in Equity Investee

Investment in equity investee is summarized as follows:

	December 30,	December 28,
	2007	2008
Unquoted equity shares at cost	$10,154	$10,154
Currency translation differences	(58)	30
Add: share of profits of equity investee	254	(1,183)

	$10,350	$9,001

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited, which wholly-owns Wuxi CR Micro-Assembly Technology Ltd. (“ANST”), for $10,154. Refer to Note 2 of the consolidated financial statements for details of the transfer of the assembly and test equipment to ANST.
12.	Intangible Assets

Intangible assets consist of the following:

	December 30,			December 28,
	2007			2008
		Accumulated	Net	Gross	Accumulated	Net
	Gross Assets	Amortization	Assets	Assets	Amortization	Assets
Patent costs, software, licenses and others	$6,889	$(1,243)	$5,646	$13,700	$(1,676)	$12,024

13.	Accrued Operating Expenses

Accrued operating expenses consist of the following:

	December 30,	December 28,
	2007	2008

Staff costs and accrued restructuring charges	$13,811	$21,524
Purchase of raw materials	11,742	3,942
Maintenance fees, license fees and royalties	825	1,628
Interest expense	7,113	7,034
Provision for vacation liability	3,776	2,472
Others	10,761	16,009

	$48,028	$52,609

14.	Short -Term Borrowing

The Company has a line of credit from Bank of America with credit limit of $50,000, of which $50,000 was outstanding as of December 28, 2008. The facility bore average interest rate of 5.6% in 2007 and 3.6% in 2008. The line of credit is subject to periodic review by the lender for the continued use of the facility.
15.	Income Taxes

In 2008, the Singapore Economic Development Board (“EDB”) offered the Company a five year tax incentive for its Singapore operations commencing on July 1, 2007, whereby, certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and unutilized capital allowance carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets are as follows:

	December 30,	December 28,
	2007	2008
Deferred income tax assets:
Operating loss carryforwards	$4,285	$4,285
Property, plant and equipment	42,985	43,335
Others	332	405

	47,602	48,025
Valuation allowance	(41,702)	(48,025)

Net deferred income tax assets	$5,900	$—

The Company recorded a valuation allowance of $41,702 and $48,025 as of December 30, 2007 and December 28, 2008, respectively, which represents an increase of $6,323 in 2008 to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income based on business plans, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company established a full valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not that the deferred tax assets will be realized.

The Company adopted the provisions of FIN 48 in 2007. As a result of the implementation of FIN 48, the Company recognized an additional $360 liability on unrecognized tax benefits for uncertain tax positions and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in an increase to accumulated deficit of $360 as of January 1, 2007. In 2008, the Company decreased its unrecognized tax benefits for uncertain tax positions by $177 as a result of lapse of statute limitation.

Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to fulfillment of certain continuing conditions. Concurrently, approximately $311,611 of such tax losses and capital allowance carryforwards continued to be made available to the Company operations in Singapore. As of December 28, 2008, the Company has approximately $23,805 and $287,806 of tax loss carryforwards and unutilized capital allowances which can, subject to the relevant provision of the Singapore Income Tax Act, be carried forward and utilized against future taxable profits.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
16.	Long-term Debts

Long-term debts consist of the following:

	December 30,	December 28,
	2007	2008

6.75% fixed-rate notes	$215,000	$215,000
7.5% fixed-rate notes	150,000	150,000
0% convertible fixed-rate notes	18,551	—
Accrued yield-to-maturity interest on convertible notes	3,440	—

	386,991	365,000
Less : current amounts	(21,991)	—

	$365,000	$365,000

Refer to Note 15 of the consolidated financial statements for details of the long-term debts.

Annual maturities of long-term debts as of December 28, 2008 are as follows:

Payable in year
2009	$—
2010	150,000
2011	215,000

$365,000

17.	Unutilized Credit Facilities

As of December 30, 2007 and December 28, 2008, the Company have undrawn banking and credit facilities consisting of short-term and long-term loans and bank guarantees of $21,759 and $23,574 with financial institutions, respectively.

The notional letters of credit amounts outstanding as of December 30, 2007 and December 28, 2008 were $3,250 and $884, respectively.
18.	Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 30,	December 28,
	2007	2008

Liability for uncertain tax positions	$360	$183

19.	Share Capital, Additional Paid-in Capital, and Share Options and Incentive Plans

The Company is incorporated in Singapore. Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital account as of January 30, 2006 and increased the share capital account on that date to $1,820,277.

Refer to Note 18 and 21 of the consolidated financial statements for details of the Share Capital and Additional Paid-in Capital, and Share Options and Incentive Plans, respectively.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
20.	Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	December 30,	December 28,
	2007	2008

Loss arising from change in functional currency	$(9,732)	$(9,732)
Unrealized gain on hedging instruments	620	—
Unrealized loss on available-for-sale marketable securities	(897)	(606)
Share of subsidiaries’ other comprehensive income	2,462	(1,940)
Share of currency translation loss on equity investee	(58)	(30)

	$(7,605)	$(12,308)

21.	Commitments and Contingencies
(a)	Commitments

As of December 30, 2007 and December 28, 2008, unconditional purchase obligations consist of the following:

	December 30,	December 28,
	2007	2008
Capital commitments
Plant and equipment	$13,750	$3,021

Other commitments
Inventories	$4,876	$3,467

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.

The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $1,870 per annum for 2009 through 2013.

The Company leases two facilities in Singapore under operating lease arrangement and has a lease agreement for the land located in Singapore related to its production facility. The Company has also leased certain production equipment under operating leases.

Future minimum lease payments under non-cancelable operating leases as of December 28, 2008 were:

Payable in year
2009	$1,973
2010	1,556
2011	1,351
2012	465
2013	448
Thereafter	5,440

$11,233

(b)	Contingencies

The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.

In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation. The target date currently set by the ITC for the conclusion of the First ITC Investigation is April 2009.

In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of the Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. The Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is February 2010.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action.Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.

The Company believes that it has a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.

In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company regularly assesses the

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
22.	Fair Value of Financial Instruments
Refer to Note 25 of the consolidated financial statements for further information on the fair value of the financial instruments.

The following table set forth the fair value of the Company’s financial assets and liabilities as of December 28, 2008:

	Fair value measurement
	December 28, 2008
	Level 1	Level 2	Level 3
Assets:
Marketable securities	$15,587	$—	$—

	$15,587	$—	$—

Liabilities:
Foreign currency forward contracts	$—	$480	$—

	$—	$480	$—

The following table sets forth the carrying amounts and fair values of the Company’s financial instruments as of December 30, 2007 prior to the adoption of SFAS 157:

	December 30,
	2007
	Carrying	Estimated
	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$91,813	$91,813
Long-term marketable securities	15,296	15,296

Financial Liabilities:
Short-term borrowing	$50,000	$50,000
Senior and convertible notes	386,991	379,701
The following table sets forth the estimated fair value of the Company’s financial liabilities that are not measured at fair value on a recurring basis as of December 28, 2008:

	Estimated Fair Value
	December 28, 2008
	Level 1	Level 2	Level 3

Liabilities:
Senior notes	$—	$268,250	$—

	$—	$268,250	$—

23.	Recent Event

In February 2009, the Company announced that it will not proceed with its proposed capital reduction as previously approved at the March 2008 shareholders’ meeting, given the current economic environment, the Company has not been able to obtain financing to fund the cash distribution and the repayment of certain outstanding debts on terms and conditions acceptable to the Company.

STATS CHIPPAC LTD. AND SUBSIDIARIES
INDEX TO SUPPLEMENTARY INFORMATION

Page

SUPPLEMENTARY INFORMATION

Report of the Directors	S-2

Statement by Directors	S-8

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 28, 2008
The directors present their report to the members together with the audited consolidated financial statements of the Group for the financial year ended December 28, 2008 and the unconsolidated balance sheet of the Company as at December 28, 2008.
Directors
The directors of the Company in office at the date of this report are:

Charles R. Wofford	(Chairman)
Tan Lay Koon	(President and Chief Executive Officer)
Peter Seah Lim Huat
R. Douglas Norby
Teng Cheong Kwee
Tokumasa Yasui
Phoon Siew Heng
Arrangements to enable directors to acquire shares and debentures
Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under “Directors’ interests in shares or debentures” of this report.
Directors’ interests in shares or debentures
According to the register of directors’ shareholdings, none of the directors holding office at the end of the financial year had any interest or was deemed to have any interest in the shares or debentures of the Company or its related corporations, except as follows :
The Company — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Charles R. Wofford	—	9,200
Tan Lay Koon	—	107,333
Peter Seah Lim Huat	—	6,900
R. Douglas Norby	—	6,900
The Company — Options to acquire ordinary shares

			Per Share
	At Beginning	At End	Exercise
	of Year	of Year	Price S$	Exercisable Period

Tan Lay Koon	700,000	700,000	2.826	19/10/2001 to 18/10/2010
	325,000	325,000	2.885	29/04/2003 to 28/04/2012
	2,000,000	2,000,000	2.20	26/06/2003 to 25/06/2012
	700,000	700,000	1.99	06/08/2004 to 05/08/2013
	500,000	500,000	1.91	17/02/2005 to 16/02/2014

Peter Seah Lim Huat	70,000	70,000	1.99	06/08/2004 to 05/08/2013
	35,000	35,000	1.91	17/02/2005 to 16/02/2014

Teng Cheong Kwee	70,000	—	1.99	06/08/2004 to 05/08/2008
	35,000	35,000	1.91	17/02/2005 to 16/02/2009

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 28, 2008
Directors’ interests in shares or debentures (continued)
The Company — Restricted share units granted

	At Beginning	At End
	of Year	of Year	Vesting Dates

Charles R. Wofford	27,600	18,400	16/02/2008, 16/02/2009 and 16/02/2010
Tan Lay Koon	322,000	214,667	16/02/2008, 16/02/2009 and 16/02/2010
Peter Seah Lim Huat	20,700	13,800	16/02/2008, 16/02/2009 and 16/02/2010
R. Douglas Norby	20,700	13,800	16/02/2008, 16/02/2009 and 16/02/2010
Singapore Telecommunications Limited — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Tan Lay Koon	190	190
Peter Seah Lim Huat	3,040	3,040
Phoon Siew Heng	4,133	4,133
Chartered Semiconductor Manufacturing Ltd — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	—	6,730
Chartered Semiconductor Manufacturing Ltd — Options to acquire ordinary shares

			Per Share
	At Beginning	At End	Exercise
	of Year	of Year	Price S$	Exercisable Period

Peter Seah Lim Huat	40,000	—	0.72	28/02/2004 to 28/02/2008
	45,000	—	1.10	29/08/2004 to 29/08/2008
	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	85,000	85,000	1.16	26/08/2006 to 26/08/2010
	95,000	95,000	1.21	25/08/2007 to 25/08/2011
	47,500	47,500	1.07	31/08/2008 to 31/08/2012
Chartered Semiconductor Manufacturing Ltd — Conditional award of restricted share units granted

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	20,190	48,570	—	(1)

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 28, 2008
Directors’ interests in shares or debentures (continued)
Global Crossing Limited — Common stock of US$0.01 each

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	7,771	13,532
Global Crossing Limited — Options to acquire common stock of US$0.01 each

			Per Stock
	At Beginning	At End	Exercise
	of Year	of Year	Price US$	Exercisable Period

Peter Seah Lim Huat	40,000	40,000	10.16	12/01/2005 to 12/01/2014
Global Crossing Limited — Restricted stock units of common stock of US$0.01 each

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	4,125	2,250	08/03/2005 to 08/03/2009
	2,420	—	12/06/2008
	—	4,176	24/06/2009
Singapore Technologies Engineering Limited — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	307,500	307,500
Singapore Technologies Engineering Limited — Options to acquire ordinary shares

			Per Share
	At Beginning	At End	Exercise
	of Year	of Year	Price S$	Exercisable Period

Peter Seah Lim Huat	11,125	11,125	2.09	10/02/2005 to 09/02/2009
	11,125	11,125	2.12	11/08/2005 to 10/08/2009
	22,250	22,250	2.37	08/02/2006 to 07/02/2010
	22,250	22,250	2.57	11/08/2006 to 10/08/2010
	33,375	33,375	3.01	10/02/2007 to 09/02/2011
	33,375	33,375	2.84	11/08/2007 to 10/08/2011
	44,500	44,500	3.23	16/03/2008 to 15/03/2012
	44,500	44,500	3.61	11/08/2008 to 10/08/2012

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 28, 2008
Directors’ interests in shares or debentures (continued)
Singapore Technologies Engineering Limited — Conditional award of restricted shares granted

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	—	0 to 45,750 (2)	—	(2)
Starhub Ltd — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	147,560	447,560
Starhub Ltd — Options to acquire ordinary shares

			Per Share
	At Beginning	At End	Exercise
	of Year	of Year	Price S$	Exercisable Period

Peter Seah Lim Huat	6,250	6,250	0.985	27/11/2005 to 26/11/2009
	8,500	8,500	1.52	31/05/2006 to 30/05/2010
Starhub Ltd — Conditional award of restricted shares granted

	At Beginning	At End
	of Year	of Year	Vesting Dates

Peter Seah Lim Huat	0 to 17,200(3)	0 to 17,200(3)	— (3)
	—	0 to 19,000(3)	— (3)
Telechoice International Limited — Fully paid ordinary shares

	At Beginning	At End
	of Year	of Year

Peter Seah Lim Huat	50,000	50,000

Notes:

(1)	The restricted share units will vest over a period of three years starting from the first anniversary of grant.

(2)	A minimum threshold performance over the period from January 1, 2008 to December 31, 2008 is required for any restricted shares to be released. A specified number of restricted shares to be released will depend on the extent of achievement of all performance conditions and will be delivered in phases according to the stipulated vesting periods.

(3)	The actual number of shares to be delivered under the conditional award will depend on the level of achievement of set performance targets in Starhub Ltd over a specified two-year period. No shares will

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 28, 2008

be delivered if the threshold performance targets are not achieved, while up to 1.5 times the number of shares that are the subject of the award will be delivered if the stretched performance targets are met or exceeded. Shares will be delivered in phases according to the stipulated vesting periods.
Directors’ contractual benefits
Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.
Share options — options granted
During the financial year, no options were granted by the Company to any persons to take up shares of the Company.
Issue of shares
During the financial year, the Company issued a total of 154,884,630 fully paid ordinary shares (“Shares”) comprising:-
(a)	26,250 Shares pursuant to the exercise of options granted under the Company’s Share Option Plan at exercise price of S$0.993 per share for cash;

(b)	10,507 Shares pursuant to the exercise of options granted under the Company’s Substitute Equity Incentive Plan and Substitute Share Purchase and Option Plan at exercise prices ranging from S$0.25 to S$0.50 per share for cash;

(c)	2,083,453 Shares pursuant to the vesting of restricted share units granted under the Company’s Restricted Share Plan;

(d)	7,625,760 Shares pursuant to the Company’s Employee Share Purchase Plan 2004; and

(e)	145,138,660 Shares pursuant to the conversion of US$134,500,000 aggregate principal amount of the Company’s 2.5% convertible subordinated notes due 2008.
Unissued shares under option
At the end of the financial year, there were options to acquire 14,390,151 new shares of the Company under the Share Option Plan, Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from February 2009 to October 2015.
The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.
Other details of the Company’s Share Option and Incentive Plans are set out in the accompanying consolidated financial statements.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
DIRECTORS’ REPORT
For the financial year ended December 28, 2008
Audit Committee
The members of the Audit Committee (all of whom are independent non-executive directors) at the date of this report are as follows:
R. Douglas Norby (Chairman)
Teng Cheong Kwee
Tokumasa Yasui
The Audit Committee performs the functions specified by Section 201B of the Companies Act, Cap. 50. It meets with the Company’s external auditors, and reviews the audit plans, the results of their examination and findings on their evaluation of the system of internal controls, the scope and results of the internal control procedures and the response from the Company’s management and the assistance given by the officers of the Company to the auditors. It also reviews related party transactions and the Company’s relationship with the auditors, including their independence and objectivity. The Audit Committee reviews the consolidated financial statements of the Group and the unconsolidated balance sheet of the Company and the auditors’ report thereon and submits them to the Board of Directors for approval. The Audit Committee has full access to and the cooperation of the management and has been given the resources required for it to discharge its functions. The Audit Committee has full discretion to invite any Director and executive officer to attend its meetings.
The Audit Committee has recommended to the Board of Directors that the auditors, PricewaterhouseCoopers LLP, be nominated for re-appointment as auditor of the Company at the forthcoming Annual General Meeting of the Company.
Auditors
The auditors, PricewaterhouseCoopers LLP, has expressed its willingness to accept re-appointment.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Tan Lay Koon
President and Chief Executive Officer
Singapore
March 9, 2009

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
STATEMENT BY DIRECTORS
For the financial year ended December 28, 2008
In the opinion of the directors,
(a)	the consolidated financial statements of the Group and the unconsolidated balance sheet of the Company as set out in the Annual Report are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company at December 28, 2008, and of the results of the business, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Tan Lay Koon
President and Chief Executive Officer
Singapore
March 9, 2009

Corporate Information

CHAIRMAN
Charles R. Wofford
DIRECTORS
Tan Lay Koon
Peter Seah Lim Huat
R. Douglas Norby
Teng Cheong Kwee
Tokumasa Yasui
Phoon Siew Heng
SENIOR MANAGEMENT
Tan Lay Koon
President and Chief Executive Officer
Wan Choong Hoe
Executive Vice President
Chief Operating Officer
Dr. Han Byung Joon
Executive Vice President
Chief Technology Officer
Hal Lasky
Executive Vice President
Chief Sales Officer
John Lau Tai Chong
Senior Vice President
Chief Financial Officer
Janet T. Taylor
Senior Vice President
General Counsel
REGISTERED OFFICE AND
CORPORATE HEADQUARTERS
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel : (65) 6824 7777
Fax : (65) 6720 7829
SHAREHOLDER SERVICES FOR
ORDINARY SHARES
M & C Services Private Limited
183 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel : (65) 6227 6660
Fax : (65) 6225 1452
SHARE LISTING
STATS ChipPAC Ltd.’s ordinary
shares are traded on the Singapore
Exchange Securities Trading
Limited under the symbol
“STATSChP”.
INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
8 Cross Street #17-00
PWC Building
Singapore 048424
CORPORATE AND INVESTOR
INFORMATION
Financial analysts, shareholders,
interested investors and the financial
media can find additional information
about STATS ChipPAC Ltd.
Through our website, located at
www.statschippac.com
INVESTOR RELATIONS
Investor Relations
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel : (65) 6824 7788 (Singapore)
kahlocke.tham@statschippac.com
MEDIA CONTACT
Corporate Communications
47400 Kato Road
Fremont CA 94538
United States
Tel : (1) 208 867 9859
lisa.lavin@statschippac.com
ANNUAL GENERAL MEETING
The 15th Annual General Meeting
will be held at 10.00 a.m. local time,
Monday, April 27, 2009 at The
Grassroots’ Club, 190 Ang Mo Kio
Avenue 8, Singapore 568046

Registered Office and Corporate Headquarters

STATS ChipPAC Ltd.
Reg No.: 199407932D

Tel: 65-6824-7777
Fax: 65-6720-7829
(Legal matters)

65-6720-7826
(Investor Relations matters)